                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No.: 333-77773
PROSPECTUS

                               31,937,100 Shares
                                 [GALILEO LOGO]
                                  COMMON STOCK
                            ------------------------

     THE SELLING STOCKHOLDERS ARE OFFERING 31,937,100 SHARES OF COMMON STOCK OF GALILEO INTERNATIONAL, INC. WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF COMMON STOCK IN THIS OFFERING.
                            ------------------------

     OUR COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE AND ON THE CHICAGO STOCK EXCHANGE UNDER THE SYMBOL "GLC." ON MAY 27, 1999, THE LAST REPORTED SALE PRICE OF OUR COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $45 PER SHARE.
                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                            ------------------------

                               PRICE $45 A SHARE
                            ------------------------

                                                                UNDERWRITING
                                        PRICE TO               DISCOUNTS AND          PROCEEDS TO SELLING
                                         PUBLIC                 COMMISSIONS               STOCKHOLDERS
                                 ----------------------    ----------------------    ----------------------
Per share....................            $45.00                   $1.2105                   $43.7895
Total........................        $1,437,169,500             $38,659,860              $1,398,509,640

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Certain of the selling stockholders have granted the U.S. underwriters the right to purchase up to an additional 4,790,500 shares to cover over-allotments. We have agreed to purchase from these selling stockholders the shares included in the over-allotment option that are not purchased by the U.S. underwriters. Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on June 3, 1999.

                            ------------------------

MORGAN STANLEY DEAN WITTER
   MERRILL LYNCH INTERNATIONAL
      ABN AMRO ROTHSCHILD
        LEHMAN BROTHERS
          SALOMON SMITH BARNEY INTERNATIONAL

May 27, 1999

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Forward-Looking Statements............    4
Prospectus Summary....................    5
Risk Factors..........................    9
Use of Proceeds.......................   11
Price Range of Common Stock and
  Dividend Policy.....................   11
Share Repurchase Program..............   11
Capitalization........................   12
Selected Consolidated Financial and
  Operating Data......................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   26

                                        PAGE
                                        ----
Management............................   34
Relationship with Airline Stockholders
  and Certain Transactions............   36
Principal and Selling Stockholders....   39
Description of Capital Stock..........   40
Material United States Federal Tax
  Consequences to Non-U.S. Holders of
  Common Stock........................   43
Shares Eligible for Future Sale.......   46
Underwriters..........................   47
Legal Matters.........................   51
Experts...............................   51
Where You Can Find More Information...   51
Index to Consolidated Financial
  Statements..........................  F-1

                           -------------------------

     In this prospectus, "Galileo," the "company," "we," "us" and "our" refer to Galileo International, Inc. You should rely only on the information contained or incorporated by reference in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus, as well as information previously filed by us with the SEC and incorporated by reference, is accurate as of the date on the front cover page of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

     Our principal executive office is located at 9700 West Higgins Road, Suite 400, Rosemont, Illinois 60018 and our telephone number is (847) 518-4000. Our World Wide Web address is www.galileo.com. The information on our website is not incorporated by reference into this prospectus.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

     We have based these forward-looking statements on our current expectations and projections about future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from the events or results expressed or implied by the forward-looking statements.

     Risks and uncertainties associated with our forward-looking statements include, but are not limited to:

     - the loss and inability to replace bookings generated by one or more of our five largest travel agency customers,

     - our sensitivity to general economic conditions and events that affect airline travel and the airlines that participate in our Apollo(R) and Galileo(R) systems,

     - circumstances relating to our investment in technology, including our ability to timely develop and achieve market acceptance of new products, or our failure or the failure of our customers and other third parties to achieve Year 2000 compliance in a timely and cost-effective manner,

     - the results of our international operations and expansion into developing and new CRS markets, governmental approvals, trade and tariff barriers and political risks,

     - new or different legal or regulatory requirements governing the CRS industry and

     - natural disasters or other calamities that may cause significant damage to our Data Centre facility.

     For further discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" contained in this prospectus and in other information contained in our publicly available SEC filings.

                               PROSPECTUS SUMMARY

     You should read the following summary with the more detailed information about us and our financial statements, including the notes to those financial statements, included in this prospectus and in the documents incorporated by reference in this prospectus.

GALILEO INTERNATIONAL, INC.

     We are one of the world's leading providers of electronic global distribution services for the travel industry utilizing a computerized reservation system, or CRS. We provide our subscriber customers with information and booking capability for:

     - more than 500 airlines,

     - 41 car rental companies and

     - more than 200 hotel companies representing approximately 41,000 properties throughout the world.

     In 1998, we completed approximately 350 million bookings, representing an estimated $60 billion in travel services. Our CRS is operated through our Data Centre, which is one of the world's largest commercial data processing complexes. Our Data Centre has a system uptime performance record of better than 99.9%.

     Our subscriber customers include travel agencies and corporations and consumers who use our self-booking products. Our travel agency subscriber customers operate more than 160,000 computer terminals at approximately 40,000 locations in 106 countries.

     We believe that, based on revenues, we are the most internationally diversified provider of electronic global distribution services for the travel industry. More than 56% of our 1998 global distribution revenues were derived from bookings made by our subscriber customers outside the United States. We believe that we have significant market share in many of the most important and competitive markets for travel services.

COMPETITIVE STRENGTHS

     We intend to reinforce our position as a leading provider of electronic global distribution services and to continue to capitalize on our competitive strengths, which include:

     - a leading market share,

     - a well-balanced and global presence,

     - established relationships with a diverse group of travel vendors,

     - a technologically advanced information system,

     - a comprehensive offering of innovative products and

     - our team of highly skilled and incentivized personnel.

STRATEGY

     From this base of competitive strengths, we are pursuing a strategy that includes the following initiatives:

     - expanding our global distribution by increasing our subscriber customer base,

     - strengthening customer loyalty through valued customer service,

     - leveraging our technology to meet changing customer needs,

     - capitalizing on opportunities created by increasing Internet use,

     - investing in businesses that complement our technology or core product offerings, thereby increasing the value offered to our customers and

     - continuing to improve productivity and reduce costs.

                                  THE OFFERING

Common stock offered by the selling stockholders:

  United States offering...................  25,549,680 shares
  International offering...................  6,387,420 shares
                                             ------------
          Total............................  31,937,100 shares
                                             -----------
                                             -----------
Over-allotment option......................  Certain of the selling stockholders have granted the U.S. underwriters the right to
                                             purchase up to an additional 4,790,500
                                             shares to cover over-allotments. We have
                                             agreed to purchase from these selling
                                             stockholders all of the shares subject to
                                             the over-allotment option that are not
                                             purchased by the U.S. underwriters. We
                                             would pay the price per share, net of
                                             underwriting discounts and commissions,
                                             shown on the cover page of this prospectus
                                             for any shares we purchase. These purchases
                                             would occur no later than the second
                                             business day following the expiration of
                                             the over-allotment option.
Common stock outstanding after this offering:
  If the over-allotment option is exercised
     in full...............................  104,806,681 shares
  If the over-allotment option is not
     exercised and we purchase all
     4,790,500 shares......................  100,016,181 shares
Use of proceeds............................  We will not receive any of the net proceeds from this offering.
New York Stock Exchange and Chicago Stock
  Exchange trading symbol..................  GLC

     The common stock outstanding after this offering is based on 104,806,681 shares outstanding on May 3, 1999. This number does not include 13,500,000 shares reserved for issuance under our employee and director benefit plans. As of March 31, 1999, we had granted options to purchase a total of 2,758,817 shares, including currently exercisable options to purchase 181,643 shares.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents summary consolidated financial and operating data for our company. The data presented in this table are derived from "Selected Consolidated Financial Data" and the consolidated financial statements and the notes to the consolidated financial statements that are included elsewhere in this prospectus. You should read those sections for a further explanation of the financial data summarized here. You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section which describes a number of factors that affect our financial results. The quarterly data include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of our management, necessary for a fair presentation of the results for the quarters presented. The results for any interim period are not necessarily indicative of the results for a full fiscal year.

                                             THREE MONTHS
                                           ENDED MARCH 31,           YEAR ENDED DECEMBER 31,
                                         --------------------    --------------------------------
                                           1999        1998      1998(1)     1997(2)       1996
                                           ----        ----      -------     -------       ----
                                             (UNAUDITED)
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues...............................  $  404.0    $  377.0    $1,480.8    $1,256.1    $1,088.3
Operating income.......................     120.8       106.3       331.6       211.5       175.4
Income before income taxes.............     129.8       103.7       325.5       205.6       167.1
Income taxes...........................      51.8        41.4       129.9        44.0         1.9
Net income.............................      78.0        62.3       195.6       161.6       165.2
Pro forma net income(3)................        --          --          --       123.4       100.3
Basic earnings per common share........      0.75        0.59        1.87          --          --
Diluted earnings per common share......      0.74        0.59        1.86          --          --
Pro forma basic and diluted earnings
  per common share(3)..................        --          --          --        1.30        1.14
Dividends per common share.............     0.075        0.06       0.285        0.06          --
BALANCE SHEET DATA:
Current assets.........................  $  329.6    $  315.6    $  243.5    $  224.3    $  240.8
Total assets...........................   1,355.9     1,336.6     1,291.1     1,268.5       599.9
Current liabilities....................     278.1       241.8       231.8       201.4       199.6
Long-term debt.........................      34.4       220.0        69.5       250.0        70.0
Other long-term obligations............     130.0       136.0       147.1       133.4        74.9
Partners' capital......................        --          --          --          --       255.4
Stockholders' equity...................     913.4       738.8       842.6       683.7          --
OTHER DATA:
Operating income as a percentage of
  revenue..............................      29.9%       28.2%       22.4%       16.8%       16.1%
Reservations booked using our CRS
  systems(4)...........................      96.9        92.1       345.7       336.1       316.1
Net cash provided by operating
  activities...........................  $   92.1    $   94.6    $  379.1    $  324.7    $  214.1
Capital expenditures(5)................  $   12.9    $   19.1    $   98.7    $   65.9    $   40.0

-------------------------

(1) For the year ended December 31, 1998, operating expenses include $26.4 million ($15.9 million after tax) of special charges related to the realignment of our operations in the United Kingdom and $13.4 million ($8.1 million after tax) in gains related to settlements of contractual disputes from prior years.

(footnotes continue on following page)

(2) Effective July 30, 1997, Galileo International Partnership merged into a wholly owned limited liability company subsidiary of Galileo International, Inc., we effected an initial public offering of our common stock and we incurred debt related to the purchase of three national distribution companies, or NDCs.

    For the year ended December 31, 1997, the results of the acquired NDCs have been consolidated with our results from the date of each acquisition. 1997 operating expenses include $20.1 million ($12.1 million after tax) of special charges related to the integration of the acquired NDCs and a $15.3 million nonrecurring charge to reflect the establishment of initial deferred tax assets and liabilities. No provision for U.S. federal and state income taxes was recorded prior to July 31, 1997 as such liability was the responsibility of the partners of Galileo International Partnership.

(3) As a result of the merger of Galileo International Partnership into our subsidiary and our initial public offering of common stock, pro forma net income and pro forma basic and diluted earnings per share data are calculated as though: (i) partners' capital was converted into 88,000,000 shares of common stock for all periods presented and the 16,799,700 shares issued by us to the public were outstanding from July 30, 1997, and (ii) we operated in a corporate form for all periods presented and accordingly were subject to federal and state income taxes.

(4) Transactions in respect of bookings made in the United States, Canada, Mexico and Japan have been converted to a net segment basis. Bookings made in the rest of the world are reported on a net segment basis.

(5) Capital expenditures include purchases of property and equipment and purchases of computer software. Capitalization of internally developed computer software was $2.8 million and $3.6 million for the three months ended March 31, 1999 and 1998, respectively. In addition, capitalization of internally developed computer software was $14.2 million, $21.2 million and $21.6 million for the years ended December 31, 1998, 1997 and 1996, respectively.

                                  RISK FACTORS

     You should carefully consider the following risks as well as the other information contained or incorporated by reference in this prospectus before making a decision to invest in our common stock.

A DECLINE IN AIR TRAVEL MAY HURT OUR BUSINESS

     Because most of our revenues come from the travel industry, events affecting the travel industry can significantly affect our earnings. In particular, because much of our revenue consists of fees generated by airline bookings, our earnings are especially sensitive to events that affect airline travel and the airlines that participate in our systems. Political instability, armed hostilities, terrorism, recession, inflation, strikes, lockouts or other labor disturbances may, if they cause a significant decline in the volume of air travel or an overall downturn in the business and operations of our travel vendor customers, adversely affect our business.

COMPETITION TO ATTRACT AND RETAIN TRAVEL AGENCY SUBSCRIBERS COULD HAVE A NEGATIVE EFFECT ON OUR BUSINESS

     Competition to attract and retain travel agency subscribers is intense. In highly competitive markets, we and our competitors offer incentive payments to travel agency subscribers if certain productivity or booking volume growth targets are achieved. Although continued expansion of the use of incentive payments could adversely affect our profitability, our failure to continue to make these payments could result in the loss of some travel agency subscribers. If we were to lose a significant portion of our current base of travel agencies to a competitor or if we were forced to increase the amounts of incentive payments significantly, our business, financial condition or results of operations could be materially adversely affected. In addition, our five largest travel agency subscriber customers, measured by 1998 bookings, accounted for approximately 21.9% of our bookings. The loss of bookings generated by one or more of these travel agencies, without replacement, could negatively impact our business.

FAILURE TO MAINTAIN TECHNOLOGICAL COMPETITIVENESS AND TO MAKE TECHNOLOGICAL INNOVATIONS MAY HAVE A NEGATIVE EFFECT ON OUR BUSINESS

     It is important that we make timely and cost-effective enhancements and additions to our technology and introduce new products that meet the business demands of our travel vendor and subscriber customers. The success of new products depends on several factors, including:

     - identifying the needs of travel vendors and subscribers,

     - developing and introducing new products in a timely manner,

     - managing the cost of new product development,

     - differentiating new products from those of our competitors and

     - achieving market acceptance of new products.

     Our business will suffer if we fail to identify and develop new products in a timely manner, if products developed by others render our offerings obsolete or noncompetitive or if we make substantial investments in technologies that do not achieve broad acceptance in the marketplace.

OUR TECHNOLOGY COSTS ARE SUBSTANTIAL AND CANNOT BE QUICKLY REDUCED IN RESPONSE TO A REDUCTION IN REVENUE

     We have made a significant investment in our technology infrastructure. As a result, our operating expenses are largely fixed and our technology costs would remain relatively constant even if our booking volumes were to decline. A prolonged reduction in booking volumes could adversely affect our financial condition.

DAMAGE TO KEY DATA FACILITIES COULD ADVERSELY AFFECT OUR BUSINESS

     Our data and transaction processing services are dependent on our Data Centre, located near Denver, Colorado. Although we believe we have taken sufficient precautions to protect this facility, a natural or manmade disaster or other calamity that causes significant damage to the facility or our systems would adversely affect our business. We also rely on several communications companies in the United States and internationally to provide network connections between our Data Centre and our travel vendor and subscriber customers. If any of the communications companies are unable to provide the network connections and our contingency plans fail, our business would suffer.

THE YEAR 2000 ISSUE COULD DISRUPT OUR BUSINESS

     The Year 2000 issue is a result of computer programs being written using two digits rather than four to define the applicable year. Any of our travel vendors' or suppliers' computer programs or systems that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. Beginning in September 1995, we implemented a program designed to mitigate the impact of the Year 2000 issue on our operations.

     Our products are dependent upon the electronic exchange of information with the computer systems of our travel vendor and subscriber customers. We are also dependent on critical service providers, such as telecommunications firms, for worldwide product distribution. While many of these third parties have reported that they are not finding significant problems in their own systems, there can be no guarantee that the systems of these third parties will be made Year 2000 compliant in a timely manner. Travel vendor and subscriber customers, service providers and NDCs continue to participate with us in Year 2000 testing.

     If we, or third parties with whom we have significant business relationships, fail to achieve Year 2000 readiness with respect to critical systems, there could be a material adverse effect on our business, financial condition or results of operations.

AN INCREASE IN DIRECT ACCESS TO TRAVEL VENDORS COULD HURT OUR BUSINESS

     Travel vendors have increasingly been providing direct access to their reservation systems through their web sites, which potentially bypass CRSs. An increase in direct access to travel vendors may divert bookings away from our CRS, which could have a material adverse effect on our results of operations.

OUR EXPANSION INTO DEVELOPING AND NEW CRS MARKETS COULD ENCOUNTER UNFORESEEN DIFFICULTIES

     We intend to expand our global distribution by penetrating and developing new CRS markets. These markets generally exhibit lower levels of technology and less developed communications infrastructures than mature CRS markets. We may face different cost structures in these markets from those that exist elsewhere. In particular, communications costs in developing and new CRS markets may be higher than in mature markets. Furthermore, in attempting to penetrate these markets, we may encounter other challenges inherent in international expansion, including hiring and training qualified employees, consumer acceptance of our technology, governmental approvals, trade and tariff barriers and political risk. If we are unable to respond to these risks, we may not be able to effectively pursue our strategy of penetrating these markets or may not be able to derive sufficient benefit from expansion into these markets.

                                USE OF PROCEEDS

     The selling stockholders are selling all of the shares of common stock in this offering and we will not receive any proceeds from the sale of the shares offered by this prospectus.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock began trading on the New York Stock Exchange under the symbol "GLC" in July 1997 and on the Chicago Stock Exchange in March 1999. The following table sets forth, for the quarters indicated, the range of high and low closing sale prices for our common stock on the New York Stock Exchange and the dividends declared.

                                                                  COMMON               CASH
                                                               STOCK PRICE          DIVIDENDS
                                                            ------------------     DECLARED PER
                                                             HIGH        LOW          SHARE
                                                            -------    -------     ------------
Year ended December 31, 1997
  Third quarter...........................................  $27 15/16  $25 1/16       $   --
  Fourth quarter..........................................  29 1/4     23 3/8          0.060
Year ended December 31, 1998
  First quarter...........................................  39 1/2     26 3/16         0.060
  Second quarter..........................................  45 1/16    35 1/2          0.075
  Third quarter...........................................  45 7/16    31 3/4          0.075
  Fourth quarter..........................................  43 1/2     28 3/4          0.075
Year ended December 31, 1999
  First quarter...........................................  51 9/16    41 5/8          0.075
  Second quarter (through May 27, 1999)...................  59         45              0.090

     A recent reported last sale price for our common stock as reported on the New York Stock Exchange is set forth on the cover page of this prospectus.

     Although we expect to reinvest a substantial portion of our earnings in our business, we currently intend to continue to pay regular quarterly cash dividends. However, the declaration and payment of dividends, and the amount of any dividends, are subject to the discretion of our board of directors. The declaration, payment and amount of dividends will depend upon our results of operations, financial condition, cash requirements, future prospects and other factors that our board of directors considers relevant. We cannot assure you that we will continue to declare and pay dividends in the future.

                            SHARE REPURCHASE PROGRAM

     We commenced a share repurchase program in the fall of 1998. We have repurchased a total of 169,100 shares under this program. We recently announced an increase in the authorized size of our share repurchase program from $100.0 million to $500.0 million. We may make purchases in the open market or through privately negotiated transactions, including from our airline stockholders, in each case subject to applicable laws and regulations. Our decisions regarding when and if to make these repurchases, and the amount of these repurchases, will be made at our discretion and subject to a number of considerations, including market conditions.

     Any shares we may purchase from the selling stockholders, if the U.S. underwriters' over-allotment option is not exercised in full, will be purchased under our share repurchase program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our capitalization at March 31, 1999. You should read this table in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the consolidated financial statements and other financial information appearing elsewhere in this prospectus.

     If the U.S. underwriters do not exercise their over-allotment option and we purchase all 4,790,500 shares from the selling stockholders, we expect to use primarily long-term debt, net of any available cash, to pay the purchase price for these shares. If we purchase these shares, common stock outstanding would decrease by 4,790,500 shares and common stock held in treasury would increase by the same number of shares. Stockholders' equity would decrease by the purchase price paid for the shares and, assuming we were to use long-term debt to fund the full amount of the purchase price, long-term debt would increase by the same amount.

                                                                 MARCH 31, 1999
                                                              ---------------------
                                                              (DOLLARS IN MILLIONS)
Long-term debt, less current portion........................           34.4
Stockholders' Equity:
  Special voting preferred stock: $.01 par value; 7 shares
     authorized; 7 shares issued and outstanding............              *
  Preferred stock: $.01 par value; 25,000,000 shares
     authorized; no shares issued...........................             --
  Common stock: $.01 par value; 250,000,000 shares
     authorized; 104,963,525 shares issued; 104,794,425
     shares outstanding.....................................            1.1
  Additional paid-in capital................................          669.3
  Retained earnings.........................................          254.7
  Unamortized restricted stock grants.......................           (3.4)
  Accumulated other comprehensive income....................           (1.5)
  Common stock held in treasury, at cost; 169,100 shares....           (6.8)
                                                                     ------
     Total stockholders' equity.............................          913.4
                                                                     ------
Total capitalization........................................         $947.8
                                                                     ======

---------------
* Less than $100,000.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents consolidated financial and operating data for our company. The data presented in this table as of and for each of the years ended December 31, 1996, 1995 and 1994 are derived from the audited consolidated financial statements of Galileo International Partnership. The data presented in this table as of and for each of the years ended December 31, 1998 and 1997 are derived from the audited consolidated financial statements of Galileo International, Inc. The data as of and for the quarters ended March 31, 1999 and 1998 are derived from the unaudited condensed consolidated financial statements of Galileo International, Inc. The quarterly data include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of our management, necessary for a fair presentation of the results for the quarters presented. The results for any interim period are not necessarily indicative of the results for a full fiscal year. You should read this table in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the consolidated financial statements and other financial information appearing elsewhere in this prospectus.

                             THREE MONTHS ENDED
                                  MARCH 31,                          YEAR ENDED DECEMBER 31,
                            ---------------------   ----------------------------------------------------------
                              1999        1998       1998(1)      1997(2)      1996        1995        1994
                            ---------   ---------   ----------   ---------   ---------   ---------   ---------
                                 (UNAUDITED)
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues..................  $   404.0   $   377.0   $  1,480.8   $ 1,256.1   $ 1,088.3   $   966.4   $   813.8
Operating income..........      120.8       106.3        331.6       211.5       175.4       140.3        69.3
Income before income
  taxes...................      129.8       103.7        325.5       205.6       167.1       123.7        53.2
Income taxes..............       51.8        41.4        129.9        44.0         1.9         2.6         4.4
Net income................       78.0        62.3        195.6       161.6       165.2       121.1        48.8
Pro forma net income(3)...         --          --           --       123.4       100.3        74.2        31.9
Basic earnings per common
  share...................       0.75        0.59         1.87          --          --          --          --
Diluted earnings per
  common share............       0.74        0.59         1.86          --          --          --          --
Pro forma basic and
  diluted earnings per
  common share(3).........         --          --           --        1.30        1.14        0.84        0.36
Dividends per common
  share...................      0.075        0.06        0.285        0.06          --          --          --

BALANCE SHEET DATA:
Current assets............  $   329.6   $   315.6   $    243.5   $   224.3   $   240.8   $   187.3   $   133.8
Total assets..............    1,355.9     1,336.6      1,291.1     1,268.5       599.9       569.0       555.5
Current liabilities.......      278.1       241.8        231.8       201.4       199.6       227.6       191.5
Long-term debt............       34.4       220.0         69.5       250.0        70.0       134.2       239.8
Other long-term
  obligations.............      130.0       136.0        147.1       133.4        74.9        77.6        84.7
Partners' capital.........         --          --           --          --       255.4       129.6        39.5
Stockholders' equity......      913.4       738.8        842.6       683.7          --          --          --

OTHER DATA:
Operating income as a
  percentage of revenue...       29.9%       28.2%        22.4%       16.8%       16.1%       14.5%        8.5%
Reservations booked using
  our CRS systems(4)......       96.9        92.1        345.7       336.1       316.1       285.4       255.0
Net cash provided by
  operating activities....  $    92.1   $    94.6   $    379.1   $   324.7   $   214.1   $   172.6   $   135.8
Capital expenditures(5)...  $    12.9   $    19.1   $     98.7   $    65.9   $    40.0   $    64.5   $    33.2

(footnotes on following page)

-------------------------

(1) For the year ended December 31, 1998, operating expenses include $26.4 million ($15.9 million after tax) of special charges related to the realignment of our operations in the United Kingdom and $13.4 million ($8.1 million after tax) in gains related to settlements of contractual disputes from prior years.

(2) Effective July 30, 1997, Galileo International Partnership merged into a wholly owned limited liability company subsidiary of Galileo International, Inc., we effected an initial public offering of our common stock and we incurred debt related to the purchase of three NDCs.

    For the year ended December 31, 1997, the results of the acquired NDCs have been consolidated with our results from the date of each acquisition. 1997 operating expenses include $20.1 million ($12.1 million after tax) of special charges related to the integration of the acquired NDCs and a $15.3 million nonrecurring charge to reflect the establishment of initial deferred tax assets and liabilities. No provision for U.S. federal and state income taxes was recorded prior to July 31, 1997 as such liability was the responsibility of the partners of Galileo International Partnership.

(3) As a result of the merger of Galileo International Partnership into our subsidiary and our initial public offering of common stock, pro forma net income and pro forma basic and diluted earnings per share data are calculated as though: (i) partners' capital was converted into 88,000,000 shares of common stock for all periods presented and the 16,799,700 shares issued by us to the public were outstanding from July 30, 1997, and (ii) we operated in a corporate form for all periods presented and accordingly were subject to federal and state income taxes.

(4) Transactions in respect of bookings made in the United States, Canada, Mexico and Japan have been converted to a net segment basis. Bookings made in the rest of the world are reported on a net segment basis.

(5) Capital expenditures include purchases of property and equipment and purchases of computer software. Capitalization of internally developed computer software was $2.8 million and $3.6 million for the three months ended March 31, 1999 and 1998, respectively. In addition, capitalization of internally developed computer software was $14.2 million, $21.2 million, $21.6 million, $24.5 million and $25.7 million for the years ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and the results of our operations together with our financial statements and the notes to those financial statements included in this prospectus.

OVERVIEW

     FORMATION OF THE COMPANY. Effective July 30, 1997, Galileo International Partnership merged into a wholly owned limited liability company subsidiary of Galileo International, Inc. and we effected an initial public offering of our common stock. References in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" to "Galileo," the "company," "we," "us" and "our" mean, prior to the time of the merger, Galileo International Partnership and its consolidated subsidiaries and, after the merger, Galileo International, Inc. and its consolidated subsidiaries. As a result of this merger:

     - we became subject to U.S. federal and state income taxes that were previously borne by the partners of Galileo International Partnership and

     - we recorded a $15.3 million nonrecurring charge to income tax expense to reflect the establishment of deferred tax assets and liabilities arising at the time of the merger.

     Upon the merger, the airline stockholders' partnership interests were exchanged for our common stock in the same proportion as their respective partnership interests in Galileo International Partnership.

     REVENUES. We generate most of our revenues from the provision of electronic global distribution services. Booking fees are the primary source of this revenue and are charged to travel vendors for reservations made through our systems. The fees we receive for bookings depend on several factors, including:

     - the type of reservation booked (primarily air, car rental or hotel),

     - the location of the booking and

     - the level of travel vendor participation in our systems.

     The booking fee structure for airlines varies based upon the location of the subscriber generating the booking. For bookings made in North America and Japan, we charge airlines a fee per transaction and, thereby, earn a separate fee for each booking and for each cancellation. In the rest of the world, we charge airlines a booking fee per "net segment." In that case, we earn a fee for net bookings, equal to gross bookings less cancellations. Globally, car, hotel and leisure travel vendors are generally charged a fee per net booking. We charge premiums for higher levels of functionality selected by the travel vendors. All of our booking fees are denominated in U.S. dollars, which limits our market risk exposure to fluctuations in other currencies against the U.S. dollar.

     In addition to booking fees and related premiums paid by travel vendors, subscribers generally pay fees for hardware, software and certain services. These fees are often discounted or waived for travel agency subscribers, depending upon the number of bookings generated by the travel agency. In highly competitive markets, we often make incentive payments to travel agency subscribers that achieve defined productivity or booking volume growth objectives.

     We also provide information services to airlines, including certain of our airline stockholders. We currently provide fares quotation services, internal reservation services, other internal management services and software development services to these airlines.

     During the first quarter of 1999, we generated 95.4% of our revenues from electronic global distribution services and 4.6% of our revenues from information services. During 1998, we generated approximately 90.7% of our revenues from electronic global distribution services and approximately 9.3% of our revenues from information services. The following table summarizes electronic global distribution services revenues by geographic location as a percentage of total revenues for the periods indicated. The table also summarizes total booking volumes for the periods indicated. The 1997 pro forma revenues assume the 1997 NDC acquisitions occurred on January 1, 1997. The location of the travel agent making the booking determines the geographic region credited with the related revenues and bookings.

                                                           THREE MONTHS           YEAR ENDED
                                                         ENDED MARCH 31,         DECEMBER 31,
                                                         ----------------    --------------------
                                                                                         1997
                                                          1999      1998     1998     (PRO FORMA)
                                                         ------    ------    -----    -----------
PERCENTAGE OF REVENUES
U.S. Market............................................   42.3%     44.3%     43.8%       46.2%
All Other Markets......................................   57.7      55.7      56.2        53.8
                                                         -----     -----     -----       -----
                                                         100.0%    100.0%    100.0%      100.0%
                                                         =====     =====     =====       =====
WORLDWIDE BOOKINGS (IN MILLIONS)
U.S. Market:
  Air..................................................   36.0      36.1     131.4       135.8
  Car/Hotel/Leisure....................................    5.7       5.5      22.6        21.4
                                                         -----     -----     -----       -----
                                                          41.7      41.6     154.0       157.2
All Other Markets:
  Air..................................................   53.7      49.1     186.0       173.8
  Car/Hotel/Leisure....................................    1.5       1.4       5.7         5.1
                                                         -----     -----     -----       -----
                                                          55.2      50.5     191.7       178.9
                                                         -----     -----     -----       -----
Total Worldwide Bookings...............................   96.9      92.1     345.7       336.1
                                                         =====     =====     =====       =====

     EXPENSES.  Our expenses consist primarily of:

     - local sales, marketing and customer service costs,

     - commissions paid to NDCs,

     - costs associated with the operation of our Data Centre and

     - wages and benefits payable to our employees.

     Substantially all of our expenses are denominated in U.S. dollars.

     Costs of operations shown on our statements of income consist primarily of the costs of operating our Data Centre. These costs include wages and benefits of Data Centre and other technical services personnel, and hardware, software and communications costs. Commissions, selling and administrative expenses shown on our statements of income consist primarily of commissions payable to NDCs and other costs of our selling and administrative functions.

     FACTORS AFFECTING EARNINGS. Events that affect the travel industry can significantly affect our earnings. This impact is typically caused by economic and other conditions that decrease the number of bookings made through our systems due to decreased demand for airline seats and other travel services. Other events, such as increased airline competition from low cost carriers, excess capacity or deterioration of an airline's financial condition, can often cause fare promotions within the airline industry. This may result in an increased number of transactions and bookings, thereby stimulating our revenue-earning capability.

     RECENT ACQUISITIONS AND SPECIAL CHARGES. During 1998, we acquired an airline information systems company, S. D. Shepherd Systems, Inc. and two NDCs:
Galileo Nordiska AB and Galileo Canada Distributions Systems, Inc. We also recorded a nonrecurring charge to operating expenses of $26.4 million, or $15.9 million after tax, related to a strategic realignment of our operations in the United Kingdom. This special charge consisted of $15.0 million in severance-related costs and $11.4 million in costs related to disposition of the current United Kingdom facilities.

     During 1997, we acquired three NDCs: Apollo Travel Services Partnership, Traviswiss AG and Galileo Nederland BV. In connection with these NDC acquisitions, we recorded a nonrecurring charge to operating expenses of $20.1 million, or $12.1 million after tax, related to our integration of the acquired NDCs. This special charge consisted of $12.3 million in severance-related costs and $7.8 million of other integration costs, principally related to duplicate facilities.

     In connection with the 1997 NDC acquisitions and the Galileo Canada acquisition, we have entered into services agreements for the provision of certain marketing services with the sellers, or affiliates of the sellers, of Apollo Travel Services, Traviswiss, Galileo Nederland and Galileo Canada. Under these services agreements, the sellers or affiliates will provide services to us related to growing the respective business operations of the acquired NDCs.

FIRST QUARTER 1999 COMPARED TO FIRST QUARTER 1998

     REVENUES. Revenues increased $27.0 million, or 7.2%, to $404.0 million for the quarter ended March 31, 1999 from $377.0 million for the quarter ended March 31, 1998. Our electronic global distribution services revenues grew $43.0 million, or 12.6%, primarily due to an increase in airline booking revenues of 11.9% over the quarter ended March 31, 1998. The increase in airline booking revenues was primarily due to a 5.3% increase in airline booking volumes and booking fee price increases that went into effect in March 1999 and March 1998. Total international booking volumes increased 9.3% for the quarter, while U.S. booking volumes increased 0.2% over the same period last year. This modest growth in U.S. bookings was due to a new fee structure we introduced in North America in March 1998 under which we no longer charge airline vendors for passive bookings that are not ticketed. A passive booking is a booking in our CRS for which there is no communication between our system and the travel vendor's system and, therefore, no corresponding booking is created in the travel vendor's system. An example of a passive booking is a booking made solely to create an itinerary document. We report only those bookings for which we receive a fee. Excluding passive airline bookings, growth in active bookings for the quarter was 2.0% in the United States. The increase in international booking volumes for the quarter was driven by strong growth in Europe, Africa, the Middle East, and Southeast Asia. Also contributing to the growth in electronic global distribution revenues were increases in subscriber fees and revenues from the sale of information products and services.

     The growth in electronic global distribution services revenues was partially offset by a $16.0 million decline in information services revenues due principally to the impact of providing fewer network services to one of our airline vendors. This revenue loss was largely offset by a reduction in operating expenses related to the provision of these services.

     COST OF OPERATIONS. Cost of operations expenses decreased $3.0 million, or 2.2%, to $132.1 million for the quarter ended March 31, 1999 from $135.1 million for the quarter ended March 31, 1998. The decline in cost of operations expenses was due primarily to a $13.8 million decrease in voice communication charges, due to the discontinuation of certain airline vendor network services. Partially offsetting this decrease was $6.7 million in additional cost of operations expenses incurred during the first quarter of 1999 due to the Galileo Canada and Shepherd Systems acquisitions in 1998. These additional operating expenses, principally wages, maintenance and installation expenses, communication costs and depreciation expense, were largely offset by lower commissions as we no longer pay commissions to Galileo Canada but instead incur the direct costs of distributing our products in this market.

Additionally, we record the amortization of the excess of the cost of these acquisitions over the fair value of net assets acquired and also record amortization of other intangibles acquired.

     The remaining increase in cost of operations expenses was primarily attributable to higher wages and increased maintenance costs on subscriber equipment at agency locations. Cost of operations expense growth was lower than revenue growth due to management's continued focus on operating efficiency and our continuing ability to take advantage of decreasing technology costs on Data Centre equipment and to negotiate favorable supplier contracts for subscriber equipment.

     COMMISSIONS, SELLING AND ADMINISTRATIVE EXPENSES. Commissions, selling and administrative expenses increased $15.4 million, or 11.4%, to $151.0 million for the quarter ended March 31, 1999 from $135.6 million for the quarter ended March 31, 1998. NDC commissions and subscriber incentive payments increased $14.8 million, or 16.4%, to $105.0 million for the quarter ended March 31, 1999 from $90.2 million for the quarter ended March 31, 1998. The increase in electronic global distribution services revenues resulted in increased commissions to NDCs, which were offset by the elimination of commissions to Galileo Canada as, subsequent to this acquisition, we no longer pay commissions but instead incur the direct costs of operating in this market. NDC commissions are generally based on a percentage of booking revenues and have, therefore, grown at a rate consistent with the growth in booking revenues by country. Incentive payments, which are provided to subscribers in order to maintain and expand our travel agency customer base, increased significantly in this quarter principally due to the initiation of new contracts with multinational and key U.S. regional accounts in late 1998 and the first quarter of 1999, as well as the impact of payments to subscribers previously borne by Galileo Canada. The remaining increase in commissions, selling and administrative expenses was primarily attributable to the accrual of estimated payments required under services agreements with the sellers of certain NDCs acquired in 1997 and 1998.

     OTHER INCOME (EXPENSE), NET. Other income (expense), net includes interest expense net of interest income, foreign exchange gains or losses and other non-operating items. Other income (expense), net increased $11.6 million, to $9.0 million in income for the quarter ended March 31, 1999 from $2.6 million in expense for the quarter ended March 31, 1998. This increase was primarily the result of a $9.4 million gain recognized from the sale of 12% of the shares we owned in Equant N.V., a telecommunications company. Lower interest expense arising from lower debt levels in 1999 accounted for the remainder of the increase in other income (expense), net during the first quarter of 1999.

     INCOME TAXES. Income taxes increased $10.4 million, or 25.2%, to $51.8 million for the quarter ended March 31, 1999 from $41.4 million for the quarter ended March 31, 1998. The increase was a result of higher income before income taxes for the quarter ended March 31, 1999 compared to the quarter ended March 31, 1998. Our effective tax rate was approximately 40% in both periods.

     NET INCOME. Net income increased $15.7 million, or 25.2%, to $78.0 million for the quarter ended March 31, 1999 from $62.3 million for the quarter ended March 31, 1998. Net income as a percentage of revenues increased to 19.3% from 16.5% over the same period.

1998 COMPARED TO 1997

     REVENUES. Revenues increased $224.7 million, or 17.9%, to $1,480.8 million for the year ended December 31, 1998 from $1,256.1 million for the year ended December 31, 1997. The 1998 revenues include the impact of the acquired NDCs whereas 1997 revenues, prior to the 1997 NDC acquisitions, represent Galileo International Partnership revenues. Assuming the 1997 NDC acquisitions occurred on January 1, 1997, revenues for the year ended December 31, 1997, on a pro forma basis, would have increased $95.4 million, consisting of a $40.7 million increase in electronic global distribution services and a $54.7 million increase in information services. Increased pro forma revenues represent primarily revenues from subscribers for hardware, software and other services and revenue from airlines for information services performed. Comparing 1998 to pro forma 1997, revenues increased $129.3 million, or 9.6%, to $1,480.8 million for the year ended December 31, 1998 from $1,351.5 million in pro forma revenues for the year ended December 31, 1997.

     Growth in 1998 versus 1997 pro forma electronic global distribution services revenues resulted primarily from an increase in airline booking volumes of 2.5% and an increase in car, hotel and leisure booking volumes of 6.6% during 1998. Total international booking volumes increased 7.2% for the year, while U.S. booking volumes declined 2.1% over the same period in the prior year. Reported U.S. bookings declined due to a new fee structure we introduced in North America in March 1998 under which we no longer charge airline vendors for passive bookings that are not ticketed. We report only those bookings for which we receive a fee. Excluding passive airline bookings, growth in active bookings for the year was 1.3% in the United States. The increase in international booking volumes for the year was driven by strong growth in Europe, the Middle East, Southeast Asia and Africa. An air booking fee price increase that went into effect March 1, 1998 and other yield improvements also contributed to the revenue growth during the year.

     COST OF OPERATIONS. Cost of operations expenses increased $183.0 million, or 47.5%, to $568.3 million for the year ended December 31, 1998 from $385.3 million for the year ended December 31, 1997. 1998 expenses include the impact of the 1997 NDC acquisitions as well as the impact of the 1998 Galileo Canada acquisition and the Galileo Nordiska acquisition from the date of each acquisition. 1997 expenses, prior to the 1997 NDC acquisitions, represent Galileo International Partnership expenses. Additionally, in conjunction with our acquisitions, we record the amortization of the excess of the cost of these acquisitions over the fair value of the net assets acquired and the amortization of other intangibles acquired. Assuming the 1997 NDC acquisitions occurred on January 1, 1997, pro forma cost of operations for the year ended December 31, 1997 would have increased $156.6 million to $541.9 million. This increase is caused by additional operating expenses that were partially offset by lower commissions, as we no longer pay commissions but instead incur the direct costs of distributing our products in these markets. The additional operating expenses represent principally the wages, maintenance, communication costs and depreciation of the acquired NDCs.

     Comparing 1998 to pro forma 1997, cost of operations expenses increased $26.4 million, or 4.9% to $568.3 million for the year ended December 31, 1998 from $541.9 million in pro forma expenses for the year ended December 31, 1997. As a result of the Galileo Canada and the Galileo Nordiska acquisitions, cost of operations expenses increased $14.3 million as we incurred the direct costs of operating in these markets since the date of each acquisition. The remaining increase was primarily attributable to higher wages for technical personnel, increased communication costs due to market expansion and increased maintenance costs for subscriber equipment at agency locations. The increase was partially offset by a reduction in network services provided to an airline vendor. Subsequent to the NDC acquisitions, cost of operations expense growth was lower than revenue growth due to management's continued focus on operating efficiency and savings realized from the integration of the acquired NDCs. We continue to take advantage of decreasing technology costs on Data Centre equipment and have negotiated favorable supplier contracts for subscriber equipment.

     COMMISSIONS, SELLING AND ADMINISTRATIVE EXPENSES. Commissions, selling and administrative expenses decreased $84.7 million, or 13.2%, to $554.5 million for the year ended December 31, 1998 from $639.2 million for the year ended December 31, 1997. NDC commissions and subscriber incentive payments decreased $128.2 million, or 26.1%, to $363.6 million for the year ended December 31, 1998 from $491.8 million for the year ended December 31, 1997. The increase in electronic global distribution services revenues resulted in increased commissions to NDCs. These increased commissions were more than offset by the elimination of commissions paid to the acquired NDCs as, subsequent to these acquisitions, we no longer pay commissions to the acquired NDCs but instead incur the direct cost of operating in these markets. NDC commissions are generally based on a percentage of booking revenues and have, therefore, grown at a rate consistent with the growth in booking fees by country. Incentive payments, which we provide to travel agency subscribers in order to maintain and expand our travel agency customer base, increased significantly in 1998 due to the initiation of new contracts with multi-national accounts as well as the impact of payments to subscribers previously borne by the acquired NDCs.

     Remaining commissions, selling and administrative expenses increased primarily because 1998 expenses include the impact of the NDC acquisitions whereas 1997 expenses, prior to these acquisitions, represent Galileo International Partnership expenses. In addition, the Galileo Canada acquisition, the Galileo Nordiska acquisition, accruals for estimated payments under our services agreements and a new employee profit sharing program resulted in increased expenses, which were partially offset by $13.4 million in favorable settlements of contractual disputes from prior years.

     SPECIAL CHARGES. We recorded special charges of $26.4 million during the year ended December 31, 1998 related primarily to a strategic realignment of our operations in the United Kingdom. Special charges include severance provisions of $15.0 million and $11.4 million in costs related to disposition of the current United Kingdom facilities.

     We recorded special charges of $20.1 million during the year ended December 31, 1997 related to the integration of the acquired NDCs into our operations. Special charges were comprised primarily of $12.3 million in severance costs related to termination of employees and $7.8 million of other integration costs, principally related to duplicate facilities.

     OTHER INCOME (EXPENSE), NET. Other income (expense), net includes interest expense net of interest income, and foreign exchange gains or losses. Other income (expense), net increased $0.2 million, to $6.1 million expense, net for the year ended December 31, 1998 from $5.9 million expense, net for the year ended December 31, 1997. This increase was primarily the result of lower interest income arising from lower average cash and cash equivalents.

     INCOME TAXES. We recorded no provision for U.S. federal and state income taxes prior to July 31, 1997 as such liability was the responsibility of the partners of Galileo International Partnership. As a result of the July 30, 1997 merger of Galileo International Partnership into a wholly owned limited liability company subsidiary of Galileo International, Inc., we recorded initial deferred income taxes of $15.3 million to reflect the establishment of deferred tax assets and liabilities in 1997. Remaining income taxes for 1997 represent U.S. federal and state income taxes subsequent to July 30, 1997 and income taxes for certain of our non-U.S. subsidiaries. Subsequent to the merger, our effective tax rate is approximately 40%.

     NET INCOME. Net income was $195.6 million for the year ended December 31, 1998. Net income was $161.6 million for the year ended December 31, 1997. Net income in 1998 reflects the recognition of U.S. federal and state income taxes for the entire year.

1997 COMPARED TO 1996

     REVENUES. Revenues increased $167.8 million, or 15.4%, to $1,256.1 million for the year ended December 31, 1997 from $1,088.3 million for the year ended December 31, 1996. 1997 revenues include the impact of the 1997 NDC acquisitions whereas 1996 revenues represent Galileo International Partnership revenues. The 1997 NDC acquisitions resulted in $72.6 million of additional revenues or 43.3% of the revenue growth during this period. The remaining revenue growth resulted principally from increased booking volumes worldwide and, to a lesser extent, from an increase in the price per booking charged to airline travel vendors. This price increase became effective on March 1, 1997.

     OPERATING EXPENSES. Operating expenses increased $131.7 million, or 14.4%, to $1,044.6 million for the year ended December 31, 1997 from $912.9 million for the year ended December 31, 1996. Excluding $20.1 million in special charges related to the integration of the acquired NDCs into our operations, operating expenses increased $111.6 million, or 12.2%, to $1,024.5 million for the year ended December 31, 1997 from $912.9 million for the year ended December 31, 1996. The NDC acquisitions resulted in additional operating expenses which were partially offset by lower commissions as we no longer pay commissions, but instead incur the direct costs of distributing our products in these markets.

     OTHER EXPENSES, NET. Other expenses, net include interest expense, net of interest income, and foreign exchange gains or losses. Other expenses, net decreased $2.4 million, to $5.9 million for the year ended December 31, 1997 from $8.3 million for the year ended December 31, 1996. This decrease was primarily the result of currency fluctuation gains and higher interest income arising from higher average levels of cash and cash equivalents over the periods.

     INCOME TAXES. We recorded no provision for U.S. federal and state income taxes prior to July 31, 1997, as such liability was the responsibility of the partners of Galileo International Partnership. Certain of our non-U.S. subsidiaries are subject to income taxes. As a result of the merger of Galileo International Partnership into a wholly owned limited liability company subsidiary of Galileo International, Inc., we recorded initial deferred income taxes of $15.3 million to reflect the establishment of deferred tax assets and liabilities. The remaining provisions for income taxes relate to the period subsequent to July 30, 1997. Our effective tax rate is approximately 40%.

     NET INCOME. Net income was $161.6 million for the year ended December 31, 1997. Net income was $165.2 million for the year ended December 31, 1996. Net income in 1997 was impacted by the $15.3 million of initial deferred income taxes, the $12.1 million after tax effect of the special charges recorded as a result of the integration of the acquired NDCs into our operations and the on-going recognition of U.S. federal and state income taxes since July 30, 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents totaled $43.7 million and working capital totaled $51.5 million at March 31, 1999. At December 31, 1998, cash and cash equivalents totaled $9.8 million and working capital totaled $11.7 million. Due principally to strong operating results and proceeds from the sale of shares in Equant N.V., cash and cash equivalents increased by $33.9 million despite the net repayment of $35.1 million of indebtedness under our credit agreements and $7.9 million in dividends we paid to our stockholders.

     Cash flow used in investing activities, other than NDC acquisitions, principally relates to purchases of mainframe data processing and network equipment and purchases of computer equipment provided to our travel agency subscribers. Capital expenditures, excluding the capitalization of internally developed software, were $12.9 million for the quarter ended March 31, 1999 compared to $19.1 for the quarter ended March 31, 1998 and $98.7 million for the year ended December 31, 1998 compared to $65.9 million for the year ended December 31, 1997. In the first quarter of 1999, we used $7.3 million to acquire minority ownership equity positions in three technology-related companies. Proceeds from sale of assets were $9.5 million for the quarter ended March 31, 1999, primarily from the sale of shares we owned in Equant N.V. In 1998, we invested in three companies that offer innovative technical solutions that support our business needs. These investments, totaling $21.8 million, included the Shepherd Systems acquisition and minority interests in two other technology companies.

     Cash flow used in financing activities in the first quarter of 1999 includes net repayments of $35.1 million under our credit agreements and $7.9 million in dividends we paid to our stockholders. We paid a $0.075 per share cash dividend on February 19, 1999 to stockholders of record as of February 5, 1999. On April 1, 1999, we paid $25.5 million to terminate two equipment leases related to Swindon data center assets pursuant to early termination provisions allowed within the leases. As of March 31, 1999, there was no debt outstanding under our revolving credit facilities and we had $600.0 million available under these facilities.

     Cash flow used in financing activities in 1998 includes net repayments of $180.6 million under credit agreements, $29.9 million in dividends paid to stockholders and $6.8 million in repurchases of our common stock. On June 5, 1998, we borrowed $34.4 million under a five-year term loan agreement to fund the acquisition of Galileo Canada.

     We expect that future cash requirements will principally be for capital expenditures, repayments of indebtedness, strategic acquisitions and investments, and share repurchases. We believe that cash generated by operating activities will be sufficient to fund our future cash requirements, except that significant acquisitions, investments or share repurchases, including from the selling stockholders in connection with this offering, may require additional borrowings or other financing alternatives. See "Capitalization" and "Principal and Selling Stockholders."

     In connection with the 1997 NDC acquisitions and the Galileo Canada acquisition, we have entered into services agreements for the provision of certain marketing services with the sellers, or affiliates of the sellers, of Apollo Travel Services, Traviswiss, Galileo Nederland and Galileo Canada. Under these services agreements the sellers or affiliates will provide services to us related to growing the respective business operations of the acquired NDCs. Pursuant to these services agreements, we will be required to pay the sellers, or affiliates of the sellers, of Apollo Travel Services, Traviswiss, Galileo Nederland and Galileo Canada fees of up to $200.0 million, $6.8 million, $4.7 million and $20.5 million, respectively, each on a present value basis as of the date of the agreements in the sixth year (eighth year for a portion of Galileo Canada) following the acquisitions. These fees are contingent upon improvements in our airline booking fee revenue in the sellers' respective territories over the five-year period following each acquisition, as measured by the annual price increase rate and over the five-year period (seven-year period in the case of Galileo Canada) following each acquisition, as measured by the annual air segment growth rate. We have reviewed and, to the extent deemed appropriate, established accruals for these payments based on an evaluation of the likelihood that the revenue goals required under the terms of these agreements will be met. As of December 31, 1998, accruals totaling $9.3 million have been recorded and are reflected in our consolidated balance sheet.

     In addition to reinvesting a substantial portion of earnings in our business, we currently intend to pay regular quarterly dividends and to repurchase additional shares of our common stock. The declaration and payment of dividends, the amount of any dividends, and the amount of future repurchases of our common stock are subject to the discretion of our board of directors and will depend upon our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. We cannot provide any assurance that we will continue to declare and pay dividends or repurchase shares of our common stock in the future.

QUARTERLY COMPARISONS

     The following tables set forth an unaudited summary of our quarterly financial data (in thousands, except share data). This quarterly information has been prepared on the same basis as the annual consolidated financial statements and, in management's opinion, reflects all adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for a full fiscal year.

     We experience a seasonal pattern in our operating results. The fourth quarter typically has the lowest total revenues and operating income due to early bookings by customers for holiday travel and due to a decrease in business travel during the holiday season. In addition, 1998 fourth quarter operating expenses include special charges of $26.4 million, $15.9 million after tax, related to a strategic realignment of our operations in the United Kingdom. 1997 third quarter operating expenses include special charges of $20.1 million, $12.1 million after tax, related to our integration with our acquired NDCs.

                                                 1999                       1998
                                               --------   -----------------------------------------
                                                FIRST      FIRST      SECOND     THIRD      FOURTH
                                               QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                               --------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues...............................  $403,991   $377,010   $380,637   $377,461   $345,710
Operating expenses...........................   283,175    270,731    288,695    291,130    298,684
Operating income.............................   120,816    106,279     91,942     86,331     47,026
Net income...................................    78,006     62,303     53,951     51,131     28,229
Basic earnings per share.....................      0.75       0.59       0.51       0.49       0.27
Diluted earnings per share...................      0.74       0.59       0.51       0.49       0.27
Operating income as a percentage of
  revenue....................................      29.9%      28.2%      24.2%      22.9%      13.6%

                                                                    1997(1)
                                                  --------------------------------------------
                                                   FIRST       SECOND      THIRD       FOURTH
                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                  --------    --------    --------    --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..................................  $307,646    $307,200    $327,655    $313,602
Operating expenses..............................   241,335     253,634     276,490     273,114
Operating income................................    66,311      53,566      51,165      40,488
Net income(2)...................................    39,397      32,386      29,263      22,322
Basic and diluted earnings per share(2).........      0.44        0.36        0.29        0.21
Operating income as a percentage of revenue.....      21.6%       17.4%       15.6%       12.9%

-------------------------

(1) Represents Galileo International Partnership through July 30, 1997 and Galileo International, Inc. subsequent to July 30, 1997.

(2) Pro forma net income and basic and diluted earnings per share data for 1997 are calculated as though: (i) the partners' capital was converted in the merger into 88,000,000 shares of our common stock as of January 1, 1997 and the 16,799,700 shares issued to the public were outstanding from July 30, 1997, and (ii) we had operated in a corporate form effective January 1, 1997 and accordingly were subject to federal and state income taxes.

EFFECT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     We will implement the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted for financial statements issued for the fiscal year ending December 31, 2000. Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. Management believes that adoption of Statement 133 will not have a material impact on our financial statements.

YEAR 2000

     The Year 2000 issue is a result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or systems or those of our vendors and suppliers that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000.

     Beginning in September 1995, we implemented a program designed to help ensure that all hardware and software used in connection with our business, including our software products, will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without producing inaccurate results related to such dates. An internal analysis of our hardware and software has led us to conclude that the majority of our systems have been engineered to be Year 2000 compliant and should provide a seamless transition to the Year 2000. In addition, we have consulted outside experts, including attorneys and independent auditors, regarding our Year 2000 plans.

     We electronically exchange information with the computer systems of our travel vendor customers and suppliers, including air, car, hotel, cruise, rail and other vendors. We use standardized travel industry interchange formats to electronically exchange information with many of these vendor customers and suppliers. Many of these formats did not require modification in order to be Year 2000 compliant. Where required, modifications to these formats have been completed. Our GlobalFares(TM) system began successfully processing airline fares with Year 2000 dates in July 1998. In addition, the investigation and assessment of our network systems is complete and remediation for such systems is in progress and on-track for completion during the third quarter of 1999. We completed remediation planning for most of our travel agency-based software and began distribution of Year 2000 upgrades for operating systems and package installation systems used in connection with our travel agency-based software during the third quarter of 1998. The Year 2000 remediation for most of our travel agency-based software addresses aesthetic modifications and is not essential for the reservation booking and ticketing capability of these products. Remediation planning for country-specific software solutions facilitating travel agency access to certain third party vendors is ongoing. We continue to develop, distribute and install, where necessary, upgrades to PC hardware and software either on a normal maintenance cycle where it exists, or a separate implementation plan where it does not exist.

     Remediation activities related to our mainframe computer systems, which include our Galileo and Apollo CRSs, were completed on schedule in 1998. Our Galileo and Apollo systems successfully processed the first Year 2000 airline reservation bookings on January 3, 1999 and February 4, 1999, respectively, with airlines which support Year 2000 in their systems. Non-mainframe activities are on track for completion before the third quarter of 1999.

     Embedded systems are not an integral component in our primary business or operations. Nevertheless, we have identified and validated as compliant or, where necessary, are in the process of remediating embedded systems in certain of our facilities and environmental systems. We do not anticipate any material adverse impact to our business or operations related to Year 2000 performance of embedded systems.

     As an electronic global distribution services company, our products are dependent upon data provided by our air, car, hotel and tour vendor customers and other suppliers of data. We are also dependent on critical service providers, such as telecommunications firms for worldwide product distribution. We are continuing to assess Year 2000 issues arising from our relationships with third parties, including our NDCs, to determine the extent to which our interface systems are vulnerable to failure by these parties to remediate their own Year 2000-sensitive systems. We have requested Year 2000 compliance status information from all of our vendor customers, critical other suppliers of data and our NDCs. We continue to work closely with our NDCs to provide assistance to meet their Year 2000 challenges. While many of these third parties have reported that they are not finding significant problems in their own systems, we cannot guarantee that the systems of these third parties will be made Year 2000 compliant in a timely manner. Vendor customers, service providers and NDCs continue to participate with us in Year 2000 testing.

     We completed contingency plans for our mainframe systems on schedule in 1998 and anticipate that the contingency plans for non-mainframe systems will be complete prior to the third quarter of 1999. We will continue to review and revise contingency plans to address possible Year 2000 failures of our internal systems and business processes or those of vendor customers, critical service suppliers, other suppliers of data and our NDCs, on whose systems we are dependent. Our contingency plans identify the interruption of local services provided by third parties, such as telecommunication firms and power supply companies, as the events which would be most likely to occur. However, should a problem occur, it would generally be localized and we do not anticipate that it would have a material adverse effect on our business, financial condition or results of operations. Our contingency planning involved risk assessment for all of our business functions and operating and staff departments, including the identification of assumptions and dependencies. The contingency plans for each business function and operating and staff department provide for proactive preparation for Year 2000 challenges, checklists of activities to perform for validation of possible failures and reactive planning to address any actual Year 2000 failures. The contingency plans also address on-site staff coverage on January 1, 2000 for all operating and staff departments, and include support personnel from our critical hardware and software suppliers.

     The interruption of services provided by critical service providers, such as telecommunications firms and power supply companies, due to their own Year 2000 difficulties, could have a material adverse effect on our business and operations. With respect to bookings for travel after January 1, 2000, any failure on our part or on the part of our vendor customers, other suppliers of data or NDCs to ensure that systems are Year 2000 compliant, regardless of when such bookings occur, could have a material adverse effect on our business, financial condition or results of operations.

     Testing is a critical component in our Year 2000 preparedness program. Our system for Year 2000 hardware and software validation -- called the "Time Machine"-- is essentially a copy of our production environment which performs date-sensitive tests and supports connectivity to the systems of our vendor customers, suppliers of data, NDCs and certain other third parties without interrupting existing systems and without risk of contaminating "live" production data.

     We incurred $1.7 million of expenses in the first quarter of 1999, $8.0 million of expenses in 1998 and $4.4 million of expenses in 1997 related to Year 2000 remediation. We expect future expenditures to total approximately $7.3 million. All of these costs are expected to be expensed as incurred. Further, we expect to incur additional costs after 1999 to remediate and replace less critical software applications and embedded systems; however, we do not expect these expenses to have a material adverse effect on our business, financial condition or results of operations.

     The cost of our Year 2000 project and the dates on which we plan to complete our Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, third parties' Year 2000 readiness and other factors.

     Based on our current schedule for completion of our Year 2000 project, we believe that our planning is adequate to secure Year 2000 readiness of our critical systems. Nevertheless, achieving Year 2000 readiness is subject to various risks and uncertainties, many of which are described above. We are not able to predict all of the factors that could cause actual results to differ materially from our current expectations about our Year 2000 readiness. At this time, we believe the major risks associated with Year 2000 processing are a system failure or miscalculation causing an inability to process bookings or engage in other normal business activities. Our failure, or the failure of third parties with whom we have significant business relationships, to achieve Year 2000 readiness with respect to critical systems could have a material adverse effect on our business, financial condition or results of operations.

                                    BUSINESS

OVERVIEW

     We are one of the world's leading providers of electronic global distribution services for the travel industry using a computerized reservation system, or CRS. We provide travel agencies, as well as corporations and consumers who use self-booking products that access our system, with the ability to view schedules, availability and fare information, book reservations and issue tickets for more than 500 airlines. We also provide subscribers with information and booking capability for car rental and hotel companies throughout the world. We completed approximately 350 million bookings in 1998, representing an estimated $60 billion in travel services. Our travel agency subscribers operate more than 160,000 computer terminals in 106 countries, all of which are linked to our Data Centre, one of the world's largest commercial data processing complexes, with a system uptime performance record of better than 99.9%.

     We believe that, based on revenues, we are currently the most internationally diversified provider of electronic global distribution services for the travel industry. Over 56% of our 1998 global distribution revenues were derived from business generated by our subscriber customers outside of the United States. We believe that we have significant market share in many of the most important and competitive markets for travel services, including the United States and Canada and markets in Europe, Asia/Pacific, the Middle East, Africa and Latin America. We compete in these markets through our own local sales and marketing offices and through a network of national distribution companies or NDCs, a distribution structure that has enabled us to work closely with associates that possess detailed knowledge of local travel markets. We believe that our extensive international business experience provides a firm base for expansion into new overseas markets, many of which offer strong growth potential.

     In addition to our core electronic global distribution services business, we offer travel industry-related information services that draw upon our in-depth knowledge of the industry and our expertise in developing and operating complex, mission-critical transaction processing systems. We operate GlobalFares, a fares quotation system used by over 100 airlines worldwide.

COMPETITIVE STRENGTHS

     We believe that we have the following competitive strengths:

     LEADING MARKET SHARE. According to industry sources, we have a worldwide market share of approximately one-third of the electronic global distribution services market based on the number of air bookings.

     WELL-BALANCED AND GLOBAL PRESENCE. Our subscriber customer base of approximately 40,000 travel agency locations in 106 countries is linked to our CRS through more than 160,000 agency terminals. We operate globally and believe that in-depth knowledge of the local travel markets in which we distribute our products is essential to developing and strengthening our ties to travel vendors and the local travel agencies which generate significant booking volumes.

     ESTABLISHED RELATIONSHIPS WITH A DIVERSE GROUP OF TRAVEL VENDORS. We currently have relationships with more than 500 airlines, 41 car rental companies and more than 200 hotel companies representing approximately 41,000 properties.

     TECHNOLOGICALLY ADVANCED INFORMATION SYSTEM. We have made significant investments in technology and related equipment. We believe that we will benefit from operating economies of scale as our technology is easily expandable and can support additional incremental volume with minimal additional investment. Our computer systems are operational 24 hours a day, every day of the year and process, on average, 227 million requests for information each day.

     COMPREHENSIVE OFFERING OF INNOVATIVE PRODUCTS. Our knowledge and experience of both the travel business and information technology business has created a basis from which we have been able to provide a broad range of products and services to our customers. These products and services provide access to our systems and, therefore, generate booking fees for us.

     TEAM OF HIGHLY SKILLED AND INCENTIVIZED PERSONNEL. We conduct comprehensive in-house sales and information technology training programs for our sales and software development staff. Our employees are incentivized through a variety of programs, including stock option plans, profit sharing plans and performance-based bonus plans.

STRATEGY

     From this base of competitive strengths, we plan to pursue a strategy that includes the initiatives described below.

     EXPAND OUR GLOBAL DISTRIBUTION BY INCREASING OUR SUBSCRIBER CUSTOMER
BASE. We operate globally and believe that in-depth knowledge of the local travel markets in which we distribute our products is essential to developing and strengthening our ties to travel vendors and the local travel agencies which generate significant booking volumes. Consistent with this belief, we intend to increase our subscriber customer base by expanding our influence in local markets through further alliances with influential associates that understand the local travel market, including, where appropriate, the establishment of NDCs in new and emerging markets. We believe that this structure provides us with a competitive advantage for the distribution of our products as it ensures us a thorough understanding of local market needs. In appropriate markets, we will seek opportunities to vertically integrate our operations through the acquisition of NDCs. In 1998, we acquired two NDCs that market our products in Canada, Sweden, Finland and Norway.

     STRENGTHEN CUSTOMER LOYALTY THROUGH VALUED CUSTOMER SERVICE. We strive to provide valued customer service in order to strengthen relationships with our established base of travel vendor and subscriber customers and to attract new travel vendor and subscriber customers to our core electronic global distribution services business. During 1998, we created a new customer service delivery organization, a team charged with ensuring that our products are backed by high quality service offerings valued by our customers. As a part of their work, this team is setting new customer service standards and developing processes to ensure that service around the world is delivered consistently.

     LEVERAGE OUR TECHNOLOGY TO MEET CHANGING CUSTOMER NEEDS. We refine our information technology on a regular basis in order to maintain a cost-effective system that is fully integrated from travel vendor to subscriber and is tailored to individual customer needs. We utilize an architecture with standard open interfaces and protocols to help ensure the efficient distribution of information among users. In 1998, we introduced Viewpoint(TM), the CRS industry's first point-and-click graphical user interface booking system for air, hotel and car rental. Viewpoint provides easy access to travel information which speeds the booking process and allows travel agents to focus on selling and servicing customers.

     CAPITALIZE ON OPPORTUNITIES CREATED BY INCREASING INTERNET USE. We are committed to maintaining our technological competitiveness as the use of the Internet expands. We do not act as an Internet travel agency so as not to compete with our subscriber customers. Instead, we serve as the booking engine for multiple leading web-based travel agencies including Internet Travel Network, Preview Travel and Uniglobe.com.

     We also help agencies compete for business requiring Internet access by providing them with self-service booking products, such as Travelpoint.com(TM), to meet the demands of their customers. We believe that we can effectively participate in the growth of Internet-related travel bookings by offering our subscriber customers an array of web-based services, including web-design, web-hosting and website management.

     In 1998, we introduced FocalpointNet(TM), a cost-effective means of connecting to our Apollo or Galileo system via the Internet versus the standard dedicated circuit or dial-up telephone line. Corporate travel departments and individual consumers are demonstrating an increased interest in using the Internet to directly access the information and services provided by a CRS. In response, we have increased our emphasis on self-booking products and services, and reorganized internally to better support our corporate clients. Among our 1998 initiatives was Galileo Passport(TM), a new web-based booking product sponsored by travel vendors and designed to provide travelers with a fast and easy method to make business and leisure travel arrangements. Also during 1998, we introduced Corporate Travelpoint(TM), a fully integrated web-based system designed to meet the travel management requirements of the largest organizations. This new product gives corporate travel managers the ability to rank preferred vendors by market, administer contracts to ensure travelers are using preferred vendors, and enforce policy compliance through exception reporting and approval.

     INVEST IN BUSINESSES THAT COMPLEMENT OUR TECHNOLOGY OR CORE PRODUCT OFFERINGS, THEREBY INCREASING THE VALUE OFFERED TO OUR CUSTOMERS. During 1998, we also began investing in companies that offer innovative technical solutions that support our customers' business needs. In late 1998, we acquired S. D. Shepherd Systems, Inc., a leader in marketing information data transfer, or MIDT, processing, which currently services 15 of the top 25 airlines in the world. Traditionally, many small- and medium-sized airlines have purchased raw MIDT data and hired companies to analyze and interpret the data for them. With our acquisition of Shepherd Systems, carriers can receive data directly from us, have it processed by Shepherd Systems, and use the resulting information to enhance their marketing activities and profitability. We have also recently acquired interests in Destinations.com, ObjectSpace, Inc., Stamps.com, TRIP.com, Uniglobe Travel On-line and Value Integrated Network, each of which complements our technology or our core product offerings. We expect to continue our strategy of investing in technology companies that help to increase the value delivered to our customers.

     CONTINUE TO IMPROVE PRODUCTIVITY AND REDUCE COSTS. We are committed to improving the efficiency of existing operations and reducing costs. We are focused on increased employee productivity, strictly controlling our general and administrative expenses, and continuing to realize telecommunications and mainframe processing unit cost improvements. For example, in late 1998 we announced the closure of our software development facility in the United Kingdom and the consolidation of development functions into our Colorado office in order to improve productivity and bring products to market more quickly.

ELECTRONIC GLOBAL DISTRIBUTION SERVICES -- MARKETS

     As of March 31, 1999, we provided electronic global distribution services for the travel industry in 106 countries via a network of on-line terminals operated at approximately 40,000 travel agency locations worldwide.

     The table below, which shows the approximate number of travel agency locations and terminals by region, demonstrates our geographic breadth.

                                                       TRAVEL AGENCY
                                                       LOCATIONS AT        TERMINALS AT
                                                      MARCH 31, 1999      MARCH 31, 1999
                                                      ---------------    ----------------
REGION                                                NUMBER      %      NUMBER       %
------                                                ------    -----    -------    -----
United States.......................................  12,500     31.2%    59,600     36.6%
Europe..............................................  13,600     33.9     55,800     34.3
Asia/Pacific........................................  5,700      14.2     22,400     13.8
Canada..............................................  3,100       7.7     11,100      6.8
Middle East/Africa..................................  3,400       8.5      9,600      5.9
Latin America.......................................  1,800       4.5      4,300      2.6
                                                      ------    -----    -------    -----
                                                      40,100    100.0%   162,800    100.0%
                                                      ======    =====    =======    =====

ELECTRONIC GLOBAL DISTRIBUTION SERVICES -- CUSTOMER BASE: TRAVEL VENDORS AND SUBSCRIBERS

     We derive substantially all of our electronic global distribution services revenues from booking fees paid by travel vendors. Travel vendors store, display, manage and sell their services through our systems. We offer airlines and other travel vendors varying levels of functionality at which they can participate in our systems, Apollo in North America and Japan and Galileo in the rest of the world. In 1998, approximately 92% of our booking fee revenues were generated from airlines.

     In order to stimulate booking activity, we offer products to travel agencies and other subscribers that enable them to electronically locate, price, compare and purchase travel vendors' services through our systems. By accessing the electronic marketplace created by our systems, our subscriber customers are able to obtain schedule, availability and pricing information, and purchase travel services from multiple travel vendors for complex travel itineraries. Our product and service offerings to travel agencies also facilitate internal business processes such as quality control, operations management and financial information management. Increasingly, this includes the integration of products and services from independent parties that complement our core product and service offerings.

     Travel agencies access our systems using hardware and software typically provided by us or an NDC. We and the NDCs also provide technical support and other assistance to the travel agencies. Through the NDCs and our internal sales and marketing organization, we have relationships with travel agencies of all sizes throughout the world. Multinational travel agencies constitute an important category of subscribers because of the high volume of business that can be generated through a single relationship. Bookings generated by our five multinational travel agencies constituted 19.0% of the bookings made through our systems in 1998.

     With the rise in popularity of personal computers, commercial on-line services and other means of Internet access, individual consumers increasingly have the ability to purchase services directly from travel vendors that have electronic distribution capability. We have therefore developed or facilitated the use of direct access products for travel vendors and travel agencies to target individual consumers. Among our travel agency customers are a number of firms whose businesses specialize in attracting and servicing customers through the Internet. We also provide software products to travel vendors and travel agencies which enable them to directly distribute travel services to their customers.

ELECTRONIC GLOBAL DISTRIBUTION SERVICES -- PRODUCT DISTRIBUTION

     We distribute our products to our subscriber customers primarily through our internal sales and marketing organization and our NDCs. In markets not supported directly by our sales and marketing organization, we use the NDC structure in order to take advantage of the NDC's local market knowledge, as well as its travel vendor and subscriber relationships. The NDC is responsible for cultivating the relationship with subscriber customers in its territory, installing their computer equipment, maintaining the hardware and software supplied to them and providing ongoing customer support. The NDC earns a share of the booking fees generated from the NDC's territory, as well as all subscriber fees billed in that marketplace.

     Our local sales and marketing groups distribute our products in the United States, Mexico, Canada, Belgium, France, Germany, Spain, Portugal, The Netherlands, Switzerland, Sweden, Finland, Norway, Hong Kong, Singapore, The Philippines, Brazil and Venezuela, which collectively accounted for approximately 62% of our 1998 bookings.

     Affiliates of certain airline stockholders own the NDCs whose distribution territories cover Austria, Greece, Ireland, Italy, Japan and the United Kingdom. Collectively, these NDCs manage subscriber accounts that generated approximately 21% of our booking volume in 1998.

     Associate NDCs, which are not affiliated with our airline stockholders but are typically owned or operated by the national airline of the relevant country or a local travel-related business, own or operate NDCs that accounted for approximately 17% of our booking volume in 1998.

     We and our NDCs distribute direct access products such as Corporate Travelpoint and Travelpoint.com to travel agencies for use by their corporate and individual customers. We and our NDCs also distribute our products to certain Internet-based travel service providers. The World Wide Web sites of those travel service providers allow individual consumers direct access to our systems and provide us with an additional means of generating booking fees.

     We have also developed or facilitated the development of branded direct access products for certain airlines, such as United Connection for United Airlines and Air Manager for Austrian Airlines. We have adopted this approach in marketing and distributing direct access products that are branded by the sponsoring airline and marketed directly by the airline to its corporate and individual customers. These products provide access to our systems and, therefore, generate booking fees for our company.

INFORMATION SERVICES

     As a result of developing and operating one of the world's largest CRSs, we have acquired significant knowledge of, and experience in, both the travel business and the information technology business. This knowledge and experience has created a basis from which we have been able to provide a range of specialized information technology solutions to airlines throughout the world. For example, we currently provide fares quotation services through our GlobalFares system to over 100 airlines throughout the world. GlobalFares is used in conjunction with each airline's internal reservation system, and provides pricing information to these airlines which meets the challenges and complexities of real-time fares quotation processing. We plan to continue to market GlobalFares to other airlines.

TECHNOLOGY

     We have made significant investments in technology and related equipment. We believe that we will benefit from operating economies of scale, as our technology is easily expandable and can support incremental volume with minimal additional investment.

     Our computer systems provide real-time, high-volume transaction processing and are supported by 21 mainframes with a combined processing capacity of 5,096 MIPS, or millions of instructions per second. Additional peripheral hardware provides approximately 16.9 terabytes of disk information storage. Our computer systems are operational 24 hours a day, every day of the year. They process, on average, over 227 million requests for information per day. At peak times, we process more than 6,700 messages per second.

     Our global communications network provides a fast, resilient and reliable method for our travel vendor and subscriber customers to access our systems. Our sites near Denver and London use a meshed backbone network to provide direct connections from our facilities to certain locations in North America and Europe. This backbone network provides automatic rerouting of information in the event of a circuit failure. In addition to the meshed backbone network, we make extensive use of independent international network service providers to facilitate our reach into the global market.

     Our data and transaction processing services are dependent on our Data Centre. We maintain comprehensive security and backup systems in order to deliver consistent, reliable service to customers. Although we believe we have taken sufficient precautions to protect this facility and to achieve network security, a natural or manmade disaster or other calamity that causes significant damage to the facility or our systems would have a material adverse effect on our business, financial condition or results of operations.

COMPETITION

     We primarily compete against other well-established CRSs to provide electronic global distribution services to the travel industry. Our principal competitors are Sabre in the United States, Amadeus in Europe and Abacus in Asia. To a lesser extent, we also compete, on a regional basis, against Axess, Infini, Topas and Worldspan. Many of these competitors offer products which are similar to our products.

     Competition to attract and retain travel agency subscribers is intense. In highly competitive markets, we and other CRSs offer financial incentives to travel agency subscribers if certain productivity or booking volume growth targets are achieved. Although expanded use of these incentive payments could adversely affect our profitability, our failure to continue to make such incentive payments could result in the loss of some travel agency subscribers. If we were to lose a significant portion of our current base of travel agency customers to a competing CRS or if we were forced to further increase the amounts of these incentive payments significantly, our business, financial condition or results of operations could be materially adversely affected.

     In addition to the traditional competitors described above, the emergence of direct access has created new competition from both technology firms and from travel vendors themselves. Technology firms provide an on-line link between the end user and a CRS. We believe we compete effectively with other CRSs for business from these technology firms. Travel vendors provide consumers with direct access to their internal reservation systems, either through telephone reservations facilities or, increasingly, through their websites which may bypass a CRS. We believe that the features of CRS products that allow subscribers to comparison shop and to obtain greater functionality and more information for the end user reduce the potential that the direct access products sponsored by travel vendors will divert bookings away from CRSs. However, any significant diversion could have a material adverse effect on our business, financial condition or results of operations.

RELATIONSHIP WITH AIRLINE STOCKHOLDERS

     Following this offering, the airline stockholders will own 29.8% of our outstanding common stock, assuming full exercise of the U.S. underwriters' over-allotment option. We believe an airline's decision to participate in a CRS is dependent upon the distribution capabilities of the CRS rather than the airline's ownership of the CRS. Therefore, we do not anticipate that there will be any adverse effect on our business as a result of this decrease in ownership.

RESEARCH AND DEVELOPMENT

     Our research and development costs consist of expenses incurred during the course of planned research and investigation aimed at the discovery of knowledge useful in developing new products or processes, or significantly enhancing existing products or production processes. Research and development costs, excluding amortization of computer software, are expensed as incurred and were approximately $4.8 million, $8.6 million and $8.2 million for the years ended December 31, 1998, 1997 and 1996, respectively. In addition, we invest in companies that offer innovative technical solutions to meet our business needs.

EMPLOYEES

     We believe that our success is due in large part to our employees. We strive to hire and retain highly skilled and motivated personnel. As of December 31, 1998, we employed approximately 3,000 people. Approximately 72% of our employees are located in the United States and Canada, 24% in Europe and 4% in Latin America and countries throughout the Asia/Pacific region. Our employees in Brazil, representing less than 1% of our workforce, are unionized in accordance with local regulations. None of our other employees are unionized. We believe that our relationship with our employees is good.

PROPERTIES

     Our principal executive offices are located in Rosemont, Illinois, a suburb of Chicago, where we lease approximately 120,000 square feet of office space. The lease was recently renewed and expires in 2010. Our Data Centre is located in Englewood, Colorado, a suburb of Denver, in two adjacent buildings that we own. The Data Centre contains approximately 236,000 square feet of space, including approximately 130,000 square feet of raised floor computer room space. We also lease and own office space in various other worldwide locations, including development and marketing offices located in or near Denver, London and Hong Kong. See note 7 to our consolidated financial statements, regarding closure of the development and marketing offices located near London. We believe that our offices and Data Centre are adequate for our immediate needs and that additional or substitute space is available if needed to accommodate growth and expansion.

LEGAL AND REGULATORY MATTERS

     LEGAL PROCEEDINGS

     We are involved in various matters of litigation as both plaintiff and defendant. In the opinion of our management, none of these matters, individually or in the aggregate, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations.

     REGULATION

     Our business is subject to regulation in the United States, the European Union and Canada. Each jurisdiction's rules are largely based on the same set of core premises:

     - a CRS must treat all participating airlines equally, whether or not they are owners of the system,

     - airlines owning CRSs must not discriminate against the CRSs they do not own and

     - CRS relationships with travel agencies should not be an impediment to competition from other CRSs or to the provision of service to the traveler.

     While each jurisdiction has focused on the CRS industry's role in the airline industry, the U.S. and EU regulations have the greatest impact on us because of the volume of business we transact in the United States and the European Union. The United States does not currently regulate CRS relationships with non-airline participants such as hotel and car rental companies. Changes to the EU regulations effective March 15, 1999 allow CRSs to incorporate rail services into CRS displays. As a result, rail services are now subject to certain sections of the EU regulations.

     The U.S. regulations, among other things, prohibit a CRS that is owned by an airline or an airline affiliate from entering into contracts with travel agencies that contain exclusivity clauses or that require the agency to maintain a certain percentage of computer terminals or bookings for a particular CRS.

     In several respects, the U.S. and EU regulators have reached similar conclusions regarding the appropriate means of ensuring the achievement of the desired results. Both jurisdictions recognize that there is a possibility that subscribers will book flights which appear early on in availability displays, as they may be reluctant to read through all information presented in subsequent displays. Accordingly, both jurisdictions require that CRSs:

     - provide airline displays for travel agencies which are ordered on the basis of specific formulas to ensure neutral treatment and

     - charge all airlines the same fees for the same level of participation.

     The EU regulations go further and require that fees must be reasonably structured and reasonably related to the cost of the service provided and used. Moreover, under EU regulations, airlines have the ability to disallow certain types of bookings, unless they have already been accepted.

     Both the U.S. and EU regulators seek to address the potential that a CRS used for internal reservation purposes would offer a travel agency subscriber superior access to the hosted airline and inferior access to all other airlines. The EU regulations mandate a separation between the internal reservations functionality and the functionality used by travel agencies to provide neutral information, and require annual confirmation of compliance with this rule, among others, by independent auditors. The U.S. regulations also require functional equivalence between the functionality offered to airlines whose internal reservation systems are hosted in a CRS and those provided to all other airlines. The EU regulations require the CRS owner airlines to provide the same data, and accept and confirm bookings with equal timeliness in all CRSs, when requested to do so. The U.S. regulations contain no counterpart to the EU requirement that subscribers be offered access to the CRS on a nondiscriminatory basis. Although the U.S. regulations extend only to use of CRSs by travel agencies, and do not apply to products distributed directly to corporate travel departments and individual consumers, EU and Canadian rules apply to all subscriber uses of CRSs, whether by travel agencies, individuals or corporate travel departments.

     The U.S. regulations are currently under review. Changes to the EU regulations became effective March 15, 1999 and we do not anticipate these changes will materially impact our financial results.

                                   MANAGEMENT

EXECUTIVE OFFICERS

     Our executive officers, their positions with the company and their ages, as of March 31, 1999, are as set forth below.

NAME                                   AGE    POSITION
----                                   ---    --------
James E. Barlett.....................  55     Chairman, President, Chief Executive Officer and
                                              Director
Paul H. Bristow......................  56     Senior Vice President, Chief Financial Officer,
                                              Treasurer and Director
Lyn Bulman...........................  39     Senior Vice President, Human Resources and
                                              Corporate Relations
Michael G. Foliot....................  44     Senior Vice President, Global Vendor Marketing
Babetta R. Gray......................  40     Senior Vice President, Customer Service Delivery,
                                              General Counsel, Secretary and Director
James E. Lubinski....................  43     Senior Vice President, Information Services and
                                                Operations
David A. Near........................  40     Senior Vice President, Subscriber Marketing

     Mr. Barlett has been President and Chief Executive Officer since November 1994 and Chairman since May 1997. Prior to joining Galileo, he served as Executive Vice President of Worldwide Operations and Systems of MasterCard International Corporation and was a member of the MasterCard International Operations Committee. Prior to his employment at MasterCard, Mr. Barlett served as Executive Vice President of Operations for NBD Bancorp where from 1979 to 1992 he managed the redevelopment of core banking systems and directed the development, implementation and operation of the Cirrus International automated teller switching system and served as Vice Chairman of Cirrus Inc.

     Mr. Bristow has been Senior Vice President and Chief Financial Officer since February 1993 and Treasurer since May 1997. Prior to joining Galileo, Mr. Bristow served as financial advisor to various companies in the United Kingdom before which he had spent two years as a member of a buy-in group involved in corporate finance as intermediaries and as advisors. From 1980 to 1988, he worked for London International Group plc, a listed international consumer products company in London, initially as Division Finance Director and then on the Main Board as Group Finance Director. Prior to 1980, Mr. Bristow worked for ITT in Canada, Norway and Singapore; with Philip Morris in Switzerland and Canada; and with Arthur Andersen & Co. in Canada.

     Ms. Bulman has been Senior Vice President, Human Resources and Corporate Relations since May 1995. From 1990 to March 1993, she served as Manager of Compensation and Benefits and from April 1993 to May 1995, she served as Director of Human Resources -- Europe. Prior to joining Galileo, Ms. Bulman held executive positions in the United Kingdom at Dun & Bradstreet Corporation and Fisons (Pharmaceutical Division) plc.

     Mr. Foliot has been Senior Vice President, Global Vendor Marketing since January 1997. In this position, Mr. Foliot is responsible for all airline, car, hotel, leisure, corporate and consumer, and GlobalFares sales and marketing. From 1993 to 1996, he served as Senior Vice President Asia/Pacific and the Americas for Galileo. From 1990 to 1993, Mr. Foliot was Vice President and General Manager for all American Express activities in Canada related to corporate card, corporate travel and leisure travel business and prior to that he held various positions with American Express International in Singapore, Indonesia and Korea.

     Ms. Gray has been Senior Vice President, Customer Service Delivery and General Counsel since July 1998, and has been Secretary since May 1997. In this position, Ms. Gray is responsible for ensuring that our products are backed by quality service offerings that are valued by our customers. From March 1996 until May 1997, she was Senior Vice President, Legal and General Counsel. From September 1995 until March 1996, she served as Vice President, Legal and General Counsel. She joined Galileo as Senior Counsel in April 1990. Before joining Galileo, Ms. Gray was Counsel for Reebok International Ltd. from 1989 to 1990 and an associate with the Boston law firm of Foley Hoag & Eliot from 1984 through 1988.

     Mr. Lubinski has been Senior Vice President, Information Services and Operations since July 1995. In this position, Mr. Lubinski is responsible for ensuring technological leadership in our systems development. Prior to joining Galileo, Mr. Lubinski served since 1994 as Senior Vice President and Division Head of Systems and Operations for Boatmen's Trust Company. From 1978 to 1994, Mr. Lubinski held several technical positions at NBD Bancorp, including First Vice President and Development Manager.

     Mr. Near has been Senior Vice President, Subscriber Marketing since January 1997. In this position, Mr. Near is responsible for all marketing activities related to our subscriber customers, as well as our relationships with our various national distribution companies. Prior to assuming these responsibilities, Mr. Near served as Senior Vice President of Intuitive Products and Interactive Services and as Director of Car, Hotel, Leisure and Advertising Product Management for Galileo and Covia Partnership. Prior to joining Galileo in 1987, Mr. Near held a number of management positions at United Airlines and B.F. Goodrich.

        RELATIONSHIP WITH AIRLINE STOCKHOLDERS AND CERTAIN TRANSACTIONS

     We have entered into various commercial and other agreements with our airline stockholders. Seven of our directors are currently nominees of the airline stockholders. Following this offering, four of these directors will remain on our board of directors.

COMMERCIAL ARRANGEMENTS

     COMPUTER SERVICES AGREEMENT

     We have entered into computer services agreements with our airline stockholders under which we provide certain fares quotation services, internal reservation services, other internal management services and software development services. The computer services agreements, except for fares quotation services and services to United Airlines, each discussed below, are generally cancellable by either party upon six months' prior written notice, except that we may not cancel the agreement prior to the third anniversary of our July 1997 initial public offering. The computer services agreements generally require us to provide the services at prices based upon a fully allocated cost methodology for a period of up to three years, after which pricing will be determined on an arm's-length basis.

     We also provide fares quotation services to many of the airline stockholders, including United Airlines, through our GlobalFares fares quotation system. We provide these fares quotation services under pricing arrangements that were in effect prior to our initial public offering. We will continue to provide these services at the same pricing for a period of approximately five years following our initial public offering, after which pricing will be determined on an arm's-length basis. These services may be canceled by either party upon six months' prior written notice, except that we may not cancel the provision of such services prior to the end of the existing pricing period.

     We also provide internal reservation services, other internal management services and software development services to United Airlines. Internal reservation services and other internal management services will be provided through July 2001 at fixed prices based upon a fully allocated cost methodology. Software development services will generally be provided for a minimum of six years following our initial public offering at prices based upon a fully allocated cost methodology.

     NETWORK SERVICES AGREEMENT

     We are a party to a network services agreement with United Airlines under which we provide them the use of our network for communication services and manage such communication services. The network services agreement will remain in effect until terminated by either of us upon two years' prior written notice.

     GLOBAL AIRLINE DISTRIBUTION AGREEMENTS

     We have entered into global airline distribution agreements with our airline stockholders as well as with each of our airline travel vendor customers. Under these agreements, travel vendors store, display, manage and sell their services through our systems. Airlines are offered varying levels of functionality at which they can participate in our systems. We also provide travel vendors marketing data generated from reservation activity in our systems for fees that vary based on the type and amount of information provided. This information assists travel vendors in the management of their inventory and yields.

     DISTRIBUTOR SALES AND SERVICE AGREEMENTS

     We are party to distributor sales and service agreements with NDC affiliates of certain airline stockholders. In exchange for its efforts to sell our products to travel agencies in its territory, the NDC receives a percentage of the booking fees generated by travel agency use of our CRS within its territory.

In the absence of material breach, these agreements cannot be terminated by either party so long as an affiliate of the relevant NDC retains an interest in us.

     OTHER DISTRIBUTION SUPPORT

     We have an arrangement with United Airlines pursuant to which they provide support for our distribution efforts in certain countries in Latin America.

     TERMINATION OF REVENUE SHARING OBLIGATIONS

     During 1997, in conjunction with the acquisitions of Galileo Nederland and Traviswiss, we terminated our obligations to share with KLM and SAirGroup a portion of the booking fee revenue generated in certain European territories. In consideration of the termination of such revenue sharing obligations, we agreed to pay KLM and SAirGroup, in four annual installments, the aggregate amounts of $14.8 million and $22.4 million, respectively.

     SERVICES AGREEMENTS

     Under our services agreement with United Airlines, US Airways and Air Canada, these airlines provide certain marketing and other services designed to assist us in growing the Apollo business. During the sixth year following the consummation of our initial public offering, we will pay these airline stockholders a fee of up to $200.0 million, on a present value basis as of the date of the agreement, based on improvements in our air booking fee revenue over the five-year period immediately following our acquisition of Apollo Travel Services, as measured by the weighted average annual air segment growth rate and the weighted average annual price increase rate over such period.

     In connection with our acquisitions of Traviswiss and Galileo Nederland, we entered into a services agreement with each of SAirGroup and KLM under which each of them provides services designed to assist us in growing the business of Traviswiss and Galileo Nederland, respectively. During the sixth year following the effective dates of these agreements, we will pay SAirGroup a fee of up to $6.8 million and we will pay KLM a fee of up to $4.7 million, each on a present value basis as of the dates of the agreements and based on improvements in our air booking fee revenue over the five year period immediately following the acquisitions, measured in a manner similar to that described in the preceding paragraph.

     In connection with our acquisition of Galileo Canada, we entered into a services agreement with Air Canada under which Air Canada will provide services designed to assist us in growing the business of Galileo Canada. During the sixth and eighth years following the effective date of the agreement, we will pay Air Canada a fee of up to $20.5 million, on a present value basis as of the date of the agreement, based on improvements in our air booking fee revenue over the five and seven year period immediately following the acquisition.

NON-COMPETITION AGREEMENTS

     Our non-competition agreements with each of the airline stockholders prohibit them and their affiliates from competing with us in providing reservations services to neutral travel agencies. However, the non-competition agreements include certain exceptions that permit the airline stockholders and their affiliates to, among other things, provide and market certain reservations services to certain customers of the airline stockholders.

     These agreements may be terminated upon 12 months' notice given at any time after July 30, 1999, or upon six months' notice after July 30, 2000, provided that the agreements may not be terminated while the stockholder controls one of our NDCs. Each non-competition agreement also terminates automatically at such time as the relevant airline stockholder ceases to own any shares of our common stock, although the agreement will continue to be binding on any NDC in which such airline stockholder owns an interest.

     In the event any airline stockholder that has elected a director to our board of directors in accordance with the provisions of the special voting preferred stock gives notice of its intention to terminate its non-competition agreement, such airline stockholder will no longer be entitled to have a director on our board of directors.

REGISTRATION RIGHTS AGREEMENT

     Under our registration rights agreement with the airline stockholders, each continuing airline stockholder may, on two occasions after this offering, demand registration under the Securities Act of shares of our common stock held by it. We may postpone such a demand under certain circumstances. In addition, if we register shares of our common stock under the Securities Act, subject to certain limitations, each airline stockholder may request that we include shares of our common stock owned by it in such registration.

STOCKHOLDERS' AGREEMENT

     Under our stockholders' agreement with our airline stockholders and certain parties related to them, they will vote their shares and take such other actions as are necessary to cause our board of directors to:

     - with limited exceptions, consist of 13 members,

     - be divided into three classes,

     - following this offering, consist of four directors elected by the airline stockholders, three management directors and six independent directors and

     - designate nominating, audit and compensation committees.

     The stockholders' agreement contains certain limitations on the transfer of shares of special voting preferred stock and common stock, including provisions granting the airline stockholders, their affiliates and certain transferees the right of first refusal in the event that any of these persons proposes to sell or transfer its shares of our common stock to another of these persons or an affiliate thereof. In addition, the stockholders' agreement prohibits these persons from transferring shares of our common stock to any affiliate without such affiliate executing a counterpart of the stockholders' agreement. The stockholders' agreement also restricts the ability of any of these persons to acquire more than 50% of our capital stock entitled to vote in the election of directors. The stockholders' agreement will terminate on the tenth anniversary of our initial public offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock by the selling stockholders and the other airline stockholders that own in excess of 5% of our common stock. The term "beneficially owned" is used in the table as defined in Rule 13d-3 of the Exchange Act. In each case, the shares are owned directly by subsidiaries of the relevant airline. The table lists only the corporate names of the airlines.

     The percentages of outstanding common stock were calculated based on 104,806,681 shares outstanding as of May 3, 1999. The table assumes that the U.S. underwriters will exercise their over-allotment option to purchase 4,790,500 shares from certain of the selling stockholders. If this option is not exercised in full and we purchase shares from the selling stockholders, the number of outstanding shares after the offering will be reduced and the percentages of outstanding common stock owned by each stockholder after the offering will increase. We would pay the price per share, net of underwriting discounts and commissions, shown on the cover page of this prospectus for any shares we purchase. These purchases would occur no later than the second business day following the expiration of the over-allotment option.

                                SHARES OF COMMON                             SHARES OF COMMON       NUMBER OF SHARES
                               STOCK BENEFICIALLY                           STOCK BENEFICIALLY      OF SPECIAL VOTING
                                   OWNED PRIOR                                  OWNED AFTER          PREFERRED STOCK
                                 TO THE OFFERING       NUMBER OF SHARES        THE OFFERING           BENEFICIALLY
                             -----------------------   OF COMMON STOCK    -----------------------      OWNED AFTER
BENEFICIAL OWNER               NUMBER     PERCENTAGE    BEING OFFERED       NUMBER     PERCENTAGE     THE OFFERING
----------------             ----------   ----------   ----------------   ----------   ----------   -----------------
United Air Lines, Inc......  33,440,000      31.9%        17,500,000      15,940,000      15.2%             2
Koninklijke Luchtvaart
  Maatschappij N.V.
  (KLM)....................  10,639,200      10.2         10,639,200              --        --             --
British Airways Plc........   7,000,400       6.7                 --       7,000,400       6.7              1
SAirGroup(Ltd.)............   7,000,400       6.7                 --       7,000,400       6.7              1
US Airways, Inc. ..........   7,000,400       6.7          7,000,400              --        --             --
Alitalia-Linee Aeree
  Italiane S.p.A. .........   1,598,960       1.5          1,500,000          98,960         *             --
Transportes Aereos
  Portugueses S.A. ........      88,000      *                88,000              --        --             --

-------------------------

  * Less than 1%.

     The U.S. underwriters' over-allotment option includes the following number of shares being offered by the airline stockholders controlled by the following airlines:

United Airlines..............................  2,820,102
KLM..........................................  1,714,493
Alitalia.....................................    241,723
TAP Air Portugal.............................     14,182

These selling stockholders will participate proportionately in any sales pursuant to a partial exercise of the over-allotment option.

     As a result of the selling stockholders controlled by KLM and US Airways selling all of their common stock in the offering, we will redeem the shares of special voting preferred stock currently held by these stockholders. KLM's nominee to our board of directors, Frank H. Rovekamp, and US Airways' nominee, Thomas A. Mutryn, will resign following this offering. In addition, as a result of the selling stockholder controlled by United Airlines reducing its ownership of common stock to below 25%, we will redeem one of the three shares of special voting preferred stock currently held by this stockholder and one of its nominees will also resign. Following this offering, the remaining directors will elect independent replacement directors to fill the vacancies created by these resignations.

                          DESCRIPTION OF CAPITAL STOCK

     The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and such descriptions are qualified in their entirety by reference to, our certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to our annual report on Form 10-K which is incorporated by reference into this prospectus, and applicable law.

     Our authorized capital stock consists of 250,000,000 shares of common stock, 7 shares of special voting preferred stock and 25,000,000 shares of preferred stock.

COMMON STOCK

     As of May 3, 1999, we had 104,806,681 shares of common stock outstanding.

     Voting Rights. Holders of common stock are entitled to one vote per share in elections of directors and all other matters to be voted upon by stockholders.

     Dividends. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends when, as and if declared by our board of directors.

     Liquidation. Subject to prior distribution rights of holders of special voting preferred stock or other preferred stock outstanding, upon our dissolution, liquidation or winding up, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors.

     Listing. Our common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "GLC."

     Registrar and Transfer Agent. Harris Trust and Savings Bank is the registrar and transfer agent for our common stock.

     Other. The common stock has no preemptive, subscription, redemption or conversion rights, and holders of common stock are not liable for further call or assessment. All of our outstanding shares of common stock, including the shares being sold by the selling stockholders, are validly issued, fully paid and non-assessable.

SPECIAL VOTING PREFERRED STOCK

     Following the sale of the shares of common stock by the selling stockholders and our redemption of three shares of special voting preferred stock as a result of that sale, we will have four series of special voting preferred stock outstanding, each series consisting of one share.

     Voting Rights. Each series of special voting preferred stock, voting separately as a single series, will generally be entitled to elect one director to the Board of Directors so long as the holder of the share of special voting preferred stock and its affiliates also own "relevant shares" (as defined in the next paragraph) representing, with limited exceptions, at least 5% of the total outstanding shares of common stock. However:

     - a holder of shares of two or more series of special voting preferred stock will only be entitled to elect two directors if that holder and its affiliates also own relevant shares representing at least 15% of the total outstanding shares of common stock and

     - a holder of shares of three or more series of special voting preferred stock will only be entitled to elect three directors if that holder and its affiliates also own relevant shares representing at least 25% of the total outstanding shares of common stock outstanding.

     "Relevant shares" means shares of common stock:

     - that were beneficially owned by the airline stockholders immediately after our initial public offering,

     - transferred or acquired in accordance with the provisions of our stockholders' agreement,

     - issued by way of a stock split or

     - issued as (or issuable upon the conversion or exercise of any warrant, rights, option or other convertible security which is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the common stock referred to in the three previous bullet points.

     Transfer Restrictions. The holder of a share of special voting preferred stock may transfer such share only if:

     - the transfer is made in connection with a simultaneous transfer of relevant shares to the transferee,

     - the transferee was an airline stockholder immediately following our initial public offering or is a third party that is or becomes a party to our stockholders' agreement and a non-competition agreement and

     - following the transfer, the transferee and its affiliates, in the aggregate, would hold relevant shares representing at least 5% (if the transferee is receiving one share) of the then outstanding shares of our common stock.

Only shares of special voting preferred stock transferred as described above will continue to have special voting rights.

     Redemption. We must immediately and automatically redeem any share of special voting preferred stock at a redemption price of $100 per share, to the extent we have funds legally available therefor, if the holder:

     - is not entitled to elect a director to our board of directors,

     - is no longer subject to the terms of a non-competition agreement or

     - has given us notice of its intention to terminate its non-competition agreement.

     Dividends. No holder is entitled to receive dividends on its share of special voting preferred stock.

     Liquidation Rights. Generally, holders will be entitled to receive $100 per share in the event of our liquidation, dissolution or winding-up before any payment or distribution of our assets or proceeds from our assets is made to or set apart for the holders of any class or series of our junior stock, such as the common stock. Holders of special voting preferred stock will not be entitled to any further payment.

PREFERRED STOCK

     Our board of directors has the authority to issue one or more series of preferred stock and to fix their rights, designations, preferences and restrictions, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges, without further vote or action by our stockholders. Our issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of common stock. At present our board of directors has no intention of issuing any shares of preferred stock.

CORPORATE OPPORTUNITIES POLICY

     Our certificate of incorporation provides that the airline stockholders have no duty to refrain from engaging in the same or similar activities or lines of business as us, except as they may otherwise agree in writing. In addition, no airline stockholder nor any of its officers or directors (except as described in the next paragraph) will be liable to us or our stockholders for breach of any fiduciary duty because of any of its competitive activities. If any airline stockholder acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the airline stockholder and us, the airline stockholder will have no duty to communicate or offer the corporate opportunity to us. The airline stockholder also will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder because it pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to us.

     If one of our directors or officers who is also a director or officer of an airline stockholder acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and the airline stockholder, this director or officer will be deemed to have fully satisfied his or her fiduciary duty to us and our stockholders if he or she acts in a manner consistent with the following policy:

     - A corporate opportunity offered to any person who is one of our officers and who is also a director but not an officer of an airline stockholder will belong to us.

     - A corporate opportunity offered to any person who is one of our directors but not an officer, and who is also a director, officer or employee of an airline stockholder, will belong to us if the opportunity is expressly offered to such person primarily in his or her capacity as one of our directors. Otherwise, the corporate opportunity will belong to the airline stockholder.

     - A corporate opportunity offered to any person who is both one of our officers and an officer of an airline stockholder will belong to us if the opportunity is expressly offered to such person primarily in his or her capacity as one of our officers. Otherwise, the corporate opportunity will belong to the airline stockholder.

     For purposes of this corporate opportunities provision, the Chairman of our board of directors or of one of its committees will not be deemed to be one of our officers because he or she holds that position unless that person is also a full-time employee.

     Our certificate of incorporation also provides that, until the time that the airline stockholders cease to beneficially own common stock representing at least 20% of the total voting power of all classes of our outstanding common stock, the affirmative vote of the holders of more than 80% of the total voting power of all classes of our outstanding common stock will be required to alter, amend or repeal this corporate opportunities provision in a manner adverse to the interests of the airline stockholders.

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of United States federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a "non-U.S. holder." For purposes of this summary, a non-U.S. holder is a beneficial owner of our common stock that is, for United States federal income tax ("federal tax") purposes, (1) a nonresident alien individual, (2) a foreign corporation, (3) a nonresident alien fiduciary of a foreign estate or trust or (4) a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

     This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.

DISTRIBUTIONS

     Dividends paid on our common stock generally will constitute dividends for federal tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under federal tax principles. To the extent such dividends exceed our current or accumulated earnings and profits, the dividends will constitute a return of capital that is applied against and reduces your basis in our common stock (but not below zero), and then will be treated as gain from the sale of the stock. Dividends paid to a non-U.S. holder that are not effectively connected with a United States trade or business of the non-U.S. holder will (to the extent paid out of earnings and profits) be subject to United States withholding tax at a 30 percent rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a duly completed Form 1001 or Form W-8BEN (or substitute form) certifying to its qualification for such rate.

     Currently, withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for federal tax purposes. However, withholding on distributions made after December 31, 2000 may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate made by us of our accumulated and current earnings and profits.

     Dividends that are effectively connected with the conduct of a trade or business within the United States of a non-U.S. holder and, if a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are exempt from United States federal withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a duly completed Form 4224 or Form W-8ECI (or substitute form) certifying the exemption. However, dividends exempt from United States withholding because they are effectively connected or they are attributable to a United States permanent establishment are subject to federal tax on a net income basis at the regular graduated federal tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or a lower rate specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, United States Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to certain transition rules.

     For dividends paid after December 31, 2000, a non-U.S. holder generally will be subject to United States backup withholding tax at a 31 percent rate under the backup withholding rules described below, rather than at a 30 percent rate or a reduced rate under an income tax treaty, as described above, unless the non-U.S. holder complies with certain Internal Revenue Service ("IRS") certification procedures or, in the case of payments made outside the United States with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, a non-U.S. holder must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, United States or foreign wholly owned entities that are disregarded for federal tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in our common stock.

     A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to federal tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

     - The gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the non-U.S. holder. In this case, the non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale under regular graduated federal tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30 percent of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification.

     - The non-U.S. holder is an individual, holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions are met. In this case, the non-United States holder will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by certain United States capital losses.

     - We are or have been a "United States real property holding corporation" for federal tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the non-United States holder held our common stock. We believe that we never have been and are not currently a United States real property holding corporation for federal tax purposes. Although we consider it unlikely based on our current business plans and operations, we may or may not become a United States real property holding corporation in the future. Even if we were to become a United States real property holding corporation, any gain recognized by a non-U.S. holder still would not be subject to federal tax if our common stock were considered to be "regularly traded on an established securities market" and the non-U.S. holder did not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of a class of our common stock.

FEDERAL ESTATE TAX

     Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under United States Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Pursuant to an applicable tax treaty, information may also be made available to the tax authorities in the country in which the non-United States holder resides.

     United States federal backup withholding generally is a withholding tax imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001 to non-United States holders. See the discussion under "Distribution" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 2000.

     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the United States. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the United States if that broker:

     - is a United States person for federal tax purposes,

     - is a foreign person that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States,

     - is a "controlled foreign corporation" as defined in the Internal Revenue Code or

     - is a foreign partnership with certain United States connections (for payments made after December 31, 2000).

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

     Payment by or through a United States office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate federal tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's federal tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON STOCK BY NON-U.S. HOLDERS. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

     The shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except for any such shares which may be acquired by our "affiliates" as that term is defined in Rule 144 under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

     The shares of our common stock that will continue to be held by our airline stockholders after this offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale in the open market following the offering, subject to the contractual lockup provisions and the requirements of Rule 144 described below.

     In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock, and (2) the average weekly trading volume during the four calendar weeks preceding the sale, subject to manner of sale requirements, and depending on the amount sold, the filing of a Form 144 with respect to the sale. A person, or persons whose shares are aggregated, who has not been our affiliate at any time during the 90 days immediately preceding the sale who has beneficially owned the shares for at least two years is entitled to sell shares pursuant to Rule 144(k) without regard to the volume limitations.

     We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the circumstances of the sellers and other factors. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of the common stock.

     We, the selling stockholders, certain airline stockholders, our directors and our executive officers have each agreed, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, not to sell or otherwise dispose of any shares of our common stock during the period ending 90 days after the date of this prospectus, subject to certain exceptions.

REGISTRATION RIGHTS AGREEMENT

     Under our registration rights agreement with the airline stockholders, each continuing airline stockholder may, on two occasions after this offering, demand registration under the Securities Act of shares of our common stock held by it. We may postpone such a demand under certain circumstances. In addition, if we register shares of our common stock under the Securities Act, subject to limitations, each airline stockholder may request that we include shares of our common stock owned by it in such registration. We do not currently have any other registration rights outstanding.

                                  UNDERWRITERS

     Under the terms and conditions of the Underwriting Agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO Incorporated, Lehman Brothers Inc. and Salomon Smith Barney Inc. are acting as U.S. representatives, and the international underwriters named below for whom Morgan Stanley & Co. International Limited, Merrill Lynch International, ABN AMRO Rothschild, Lehman Brothers International (Europe) and Salomon Brothers International Limited are acting as international representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

                                                              NUMBER OF
NAME                                                            SHARES
----                                                          ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................   6,337,408
  Merrill Lynch, Pierce, Fenner & Smith
                Incorporated................................   6,337,408
  ABN AMRO Incorporated.....................................   2,816,621
  Lehman Brothers Inc. .....................................   2,816,621
  Salomon Smith Barney Inc. ................................   2,816,622
  Arnhold and S. Bleichroeder, Inc. ........................     125,000
  Banc of America Securities LLC............................     300,000
  Bear, Stearns & Co. Inc. .................................     300,000
  BT Alex. Brown Incorporated...............................     300,000
  Chatsworth Securities LLC.................................     125,000
  Credit Lyonnais Securities (USA) Inc. ....................     300,000
  A.G. Edwards & Sons, Inc. ................................     300,000
  EVEREN Securities, Inc. ..................................     125,000
  First Union Capital Markets...............................     125,000
  Goldman, Sachs & Co. .....................................     300,000
  Guzman & Company..........................................     125,000
  Janney Montgomery Scott Inc. .............................     125,000
  Edward D. Jones & Co., L.P. ..............................     300,000
  Loop Capital Markets......................................     125,000
  McDonald & Company Securities, Inc. ......................     125,000
  J.P. Morgan Securities Inc. ..............................     300,000
  Muriel Siebert & Co., Inc. ...............................     125,000
  Nesbitt Thomson Bongard Inc. .............................     300,000
  SG Cowen Securities Corporation ..........................     300,000
  Wasserstein Perella Securities, Inc. .....................     300,000
                                                              ----------
     Subtotal...............................................  25,549,680
                                                              ----------

                                                              NUMBER OF
NAME                                                            SHARES
----                                                          ----------
International Underwriters:
  Morgan Stanley & Co. International Limited................   1,728,210
  Merrill Lynch International...............................   1,728,210
  ABN AMRO Rothschild.......................................     777,000
  Lehman Brothers International (Europe)....................     777,000
  Salomon Brothers International Limited....................     777,000
  BT Alex. Brown International, a division of Bankers Trust
     International..........................................      60,000
  Cazenove & Co. ...........................................      60,000
  Credit Lyonnais Securities................................      60,000
  HSBC Investment Bank PLC..................................      60,000
  J.P. Morgan Securities Ltd. ..............................      60,000
  Mediobanca-Banca di Credito Finanziario S.p.A. ...........      60,000
  MeesPierson N.V. .........................................      60,000
  Societe Generale..........................................      60,000
  UBS AG, acting through its division Warburg Dillon Read...      60,000
  Westdeutsche Landesbank Girozentrale .....................      60,000
                                                              ----------
     Subtotal...............................................   6,387,420
                                                              ----------
          Total.............................................  31,937,100
                                                              ==========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares are conditioned on the delivery of legal opinions by their counsel. The underwriters are obligated to purchase all of the shares except those covered by the U.S. underwriters' over-allotment option described below, if any are purchased.

     In the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented and agreed that (1) it is not purchasing any shares for the account of anyone other than a United States or Canadian person and (2) it has not offered or sold, and will not offer or sell any shares or distribute any prospectus relating to the shares outside the United States or Canada or to anyone other than a United States or Canadian person. Each international underwriter has represented and agreed that (1) it is not purchasing any shares for the account of any United States or Canadian person and (2) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian person. For any underwriter that is both a U.S. underwriter and an international underwriter, these representations and agreements (1) made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and (2) made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The limitations described above do not apply to, among other things, stabilization transactions or to other transactions specified in the Agreement between U.S. and International Underwriters. As used in this section, "United States or Canadian person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision of the United States or Canada, other than a branch located outside the United States and Canada of any United States or Canadian person. "United States or Canadian Person" includes any United States or Canadian branch of an entity who is otherwise not a United States or Canadian person.

     In the Agreement between U.S. and International Underwriters, sales of shares may be made between U.S. underwriters and international underwriters. The price of any shares so sold will be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than $.73 a share.

     In the Agreement between U.S. and International Underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws of Canada. Each U.S. underwriter has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating that, by purchasing the shares, the dealer agrees that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made. Each dealer will deliver to any other dealer to whom it sells any shares a notice containing substantially the same Canadian selling restrictions.

     In the Agreement between U.S. and International Underwriters, each international underwriter has represented and agreed that:

     - it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and

     - it has and will distribute any document relating to the shares in the United Kingdom only to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be distributed.

     In the Agreement between U.S. and International Underwriters, each international underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell in Japan or to or for the account of any resident of Japan any of the shares. This limitation does not apply to offers or sales to Japanese international underwriters or dealers and offers and sales pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each international underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating that, by purchasing the shares, the dealer agrees that any offer or sale of the shares in Japan will be made only to Japanese international underwriters or dealers under an exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each dealer will send to any other dealer to whom it sells any shares a notice containing substantially the same Japanese selling restrictions.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may also offer the shares to securities dealers at a price that represents a concession not in excess of $.73 a share under the public offering price. Any underwriter may allow, and dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to securities dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be changed by the representatives.

     The U.S. underwriters have an option to purchase from certain of the selling stockholders up to an aggregate of 4,790,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters' option is exercisable for 30 days from the date of this prospectus. The U.S. underwriters may exercise this option only for the purpose of covering over-allotments, if any, made in connection with this offering. If this option is exercised, each U.S. underwriter will become obligated to purchase the same percentage of additional shares of common stock as set forth in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public for this offering would be $1,652,742,000, the total underwriting discounts and commissions would be $44,458,760 and the total proceeds to the selling stockholders would be $1,608,283,240.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered hereby.

     Each of Galileo, the selling stockholders, certain other airline stockholders, our directors and our executive officers has agreed, subject to limited exceptions relating primarily to the issuance of options or common stock under our employee or director benefit plans, that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or

     - enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of the common stock,

during the period ending 90 days after the date of this prospectus, whether any transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in our common stock for their own account. In addition, to cover over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the shares in the offering, if the syndicate repurchases previously distributed shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than for short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us.

     We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Shearman & Sterling, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements, and other information with the SEC. These filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement that we filed with the SEC. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the SEC's rules and regulations. You can obtain the full registration statement from the SEC as indicated above, or from us.

     The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

     - our annual Report on Form 10-K for the year ended December 31, 1998 and all amendments thereto,

     - our quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and all amendments thereto and

     - the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on July 1, 1997.

     We also incorporate by reference any documents we file with the SEC after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering of the securities made by this prospectus.

     We will provide without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to Investor Relations, Galileo International, Inc., 9700 West Higgins Road, Rosemont, Illinois 60018 (telephone number 847-518-4000).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................   F-3
Consolidated Statements of Income for the years ended
  December 31, 1998, 1997 and 1996..........................   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996..........................   F-6
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1998, 1997 and 1996..............   F-7
Notes to Consolidated Financial Statements..................   F-8

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Condensed Consolidated Balance Sheets as of March 31, 1999
  (unaudited) and December 31, 1998.........................  F-26
Condensed Consolidated Statements of Income for the quarters ended March 31, 1999 and 1998 (unaudited).................  F-27
Condensed Consolidated Statements of Cash Flows for the
  quarters ended March 31, 1999 and 1998 (unaudited)........  F-28
Condensed Consolidated Statement of Stockholders' Equity for
  the quarter ended March 31, 1999 (unaudited)..............  F-29
Notes to Condensed Consolidated Financial Statements........  F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Galileo International, Inc.:

     We have audited the accompanying consolidated balance sheets of Galileo International, Inc. and subsidiaries (the "Company"), formerly Galileo International Partnership through July 30, 1997, as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ending December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galileo International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Chicago, Illinois
February 1, 1999

                          GALILEO INTERNATIONAL, INC.
       (FORMERLY GALILEO INTERNATIONAL PARTNERSHIP THROUGH JULY 30, 1997)

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    9,828    $   19,367
  Accounts receivable:
     Trade receivables and others...........................     159,225       154,263
     Due from affiliates....................................      32,380        33,156
                                                              ----------    ----------
                                                                 191,605       187,419
     Less allowances........................................      13,747        22,012
                                                              ----------    ----------
  Net accounts receivable...................................     177,858       165,407
  Deferred tax asset........................................      31,885        19,167
  Prepaid expenses..........................................      11,711         9,643
  Other current assets......................................      12,245        10,691
                                                              ----------    ----------
Total current assets........................................     243,527       224,275
Property and equipment, at cost:
  Land......................................................       6,470         6,470
  Buildings and improvements................................      77,210        74,038
  Equipment.................................................     392,299       330,112
                                                              ----------    ----------
                                                                 475,979       410,620
  Less accumulated depreciation.............................     281,010       221,439
                                                              ----------    ----------
Net property and equipment..................................     194,969       189,181
Computer software, at cost..................................     413,212       420,458
  Less accumulated amortization.............................     223,965       195,883
                                                              ----------    ----------
Net computer software.......................................     189,247       224,575
Intangible assets, at cost:
  Customer list.............................................     405,600       405,600
  Goodwill..................................................     197,676       158,446
  Other.....................................................      56,535        56,500
                                                              ----------    ----------
                                                                 659,811       620,546
  Less accumulated amortization.............................      50,005        14,359
                                                              ----------    ----------
Net intangible assets.......................................     609,806       606,187
Other noncurrent assets.....................................      53,531        24,279
                                                              ----------    ----------
                                                              $1,291,080    $1,268,497
                                                              ==========    ==========

                                  (continued)

          See accompanying notes to consolidated financial statements.

                          GALILEO INTERNATIONAL, INC.
       (FORMERLY GALILEO INTERNATIONAL PARTNERSHIP THROUGH JULY 30, 1997)

                   CONSOLIDATED BALANCE SHEETS -- (CONTINUED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                              ----------    ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable:
     Trade payables and other...............................  $   30,876    $   49,649
     Due to affiliates......................................      16,025         7,305
                                                              ----------    ----------
                                                                  46,901        56,954
  Accrued commissions.......................................      32,424        31,175
  Accrued restructuring costs...............................      29,457        13,786
  Accrued compensation and benefits.........................      24,584        15,077
  Income taxes payable......................................      11,873         1,721
  Other accrued taxes.......................................      14,580        12,724
  Other accrued liabilities.................................      66,031        62,008
  Capital lease obligations, current portion................       5,976         7,918
                                                              ----------    ----------
Total current liabilities...................................     231,826       201,363
Pension and postretirement benefits.........................      55,982        44,399
Deferred tax liability......................................      25,404        19,618
Other noncurrent liabilities................................      42,969        41,645
Capital lease obligations, less current portion.............      22,752        27,776
Long-term debt..............................................      69,520       250,000
                                                              ----------    ----------
Total liabilities...........................................     448,453       584,801
Stockholders' equity:
  Special voting preferred stock: $.01 par value; 7 shares
     authorized; 7 shares issued and outstanding............          --            --
  Preferred stock: $.01 par value; 25,000,000 shares
     authorized; no shares issued...........................          --            --
Common stock: $.01 par value; 250,000,000 shares authorized;
  104,930,750 and 104,799,700 shares issued; 104,761,650 and
  104,799,700 shares outstanding............................       1,049         1,048
Additional paid-in capital..................................     668,466       663,688
Retained earnings...........................................     184,575        18,832
Unamortized restricted stock grants.........................      (3,559)           --
Accumulated other comprehensive income......................      (1,139)          128
Common stock held in treasury, at cost; 169,100 shares in
  1998......................................................      (6,765)           --
                                                              ----------    ----------
Total stockholders' equity..................................     842,627       683,696
                                                              ----------    ----------
                                                              $1,291,080    $1,268,497
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements.

                          GALILEO INTERNATIONAL, INC.
       (FORMERLY GALILEO INTERNATIONAL PARTNERSHIP THROUGH JULY 30, 1997)

                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         1998           1997           1996
                                                     ------------    -----------    -----------
Revenues:
  Electronic global distribution services..........  $  1,342,705    $ 1,180,114    $ 1,050,635
  Information services.............................       138,113         75,989         37,624
                                                     ------------    -----------    -----------
                                                        1,480,818      1,256,103      1,088,259
Operating expenses:
  Cost of operations...............................       568,271        385,298        254,600
  Commissions, selling and administrative..........       554,509        639,164        658,320
  Special charges..................................        26,460         20,111             --
                                                     ------------    -----------    -----------
                                                        1,149,240      1,044,573        912,920
                                                     ------------    -----------    -----------
Operating income...................................       331,578        211,530        175,339
Other income (expense):
  Interest expense, net............................        (9,629)        (8,842)        (8,060)
  Other, net.......................................         3,532          2,925           (181)
                                                     ------------    -----------    -----------
Income before income taxes.........................       325,481        205,613        167,098
Income taxes:
  Income taxes.....................................       129,867         28,641          1,882
  Initial deferred income taxes....................            --         15,335             --
                                                     ------------    -----------    -----------
                                                          129,867         43,976          1,882
                                                     ------------    -----------    -----------
Net income.........................................  $    195,614    $   161,637    $   165,216
                                                     ============    ===========    ===========
Income before income taxes as reported.............                  $   205,613    $   167,098
Pro forma income tax expense.......................                       82,245         66,839
                                                                     -----------    -----------
Pro forma net income...............................                  $   123,368    $   100,259
                                                                     ===========    ===========
Weighted average number of shares outstanding
  (1998), and pro forma weighted average number of
  shares outstanding (1997 and 1996)...............   104,796,282     94,999,875     88,000,000
                                                     ============    ===========    ===========
Basic earnings per share (1998), and pro forma
  basic earnings per share (1997 and 1996).........  $       1.87    $      1.30    $      1.14
                                                     ============    ===========    ===========
Diluted weighted average number of shares
  outstanding (1998), and pro forma diluted
  weighted average number of shares outstanding
  (1997 and 1996)..................................   105,186,241     95,024,199     88,000,000
                                                     ============    ===========    ===========
Diluted earnings per share (1998), and pro forma
  diluted earnings per share (1997 and 1996).......  $       1.86    $      1.30    $      1.14
                                                     ============    ===========    ===========

          See accompanying notes to consolidated financial statements.

                          GALILEO INTERNATIONAL, INC.
       (FORMERLY GALILEO INTERNATIONAL PARTNERSHIP THROUGH JULY 30, 1997)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1998        1997        1996
                                                              ---------   ---------   ---------
Operating activities:
  Net income................................................  $ 195,614   $ 161,637   $ 165,216
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    172,537     134,073      80,369
     (Gain) loss on disposal of property and equipment......       (419)        728         973
     Deferred income taxes, net.............................     (5,167)     15,284          --
     Changes in operating assets and liabilities, net of
      effects from acquisition of businesses:
       (Increase) decrease in accounts receivable, net......     (8,149)      6,998     (27,820)
       (Increase) decrease in other current assets..........     (2,826)      1,377       4,763
       (Increase) decrease in noncurrent assets.............    (28,428)    (10,281)      2,260
       Increase in accounts payable and accrued
        commissions.........................................      2,903       6,057       4,812
       Increase (decrease) in accrued liabilities...........     30,258      (8,536)    (15,715)
       Increase (decrease) in income taxes payable..........     10,140      (3,973)       (360)
       Increase (decrease) in noncurrent liabilities........     12,615      21,374        (420)
                                                              ---------   ---------   ---------
Net cash provided by operating activities...................    379,078     324,738     214,078
Investing activities:
  Purchase of property and equipment........................    (89,442)    (53,696)    (32,572)
  Purchase and capitalization of computer software..........    (23,496)    (33,449)    (28,978)
  Proceeds on disposal of property and equipment............      3,750         322         408
  Acquisition of businesses, net of cash acquired of $3,576
     and $26,244, respectively..............................    (50,433)   (688,451)         --
  Refund of lease deposit...................................         --          --      40,461
  Other investing activities................................     (5,076)         --          --
                                                              ---------   ---------   ---------
Net cash used in investing activities.......................   (164,697)   (775,274)    (20,681)
Financing activities:
  Borrowings under credit agreements........................     49,392     450,000     158,000
  Repayments under credit agreements........................   (230,004)   (320,000)   (239,375)
  Dividends paid to stockholders............................    (29,871)     (6,288)         --
  Payments of capital lease obligations.....................     (7,311)     (4,149)     (5,559)
  Proceeds from sale of stock, net of fees paid.............         --     384,288          --
  Repurchase of common stock for treasury...................     (6,765)         --          --
  Proceeds from exercise of employee stock options, net.....        787          --          --
  Distributions to partners of Galileo International
     Partnership............................................         --    (112,150)    (36,599)
                                                              ---------   ---------   ---------
Net cash (used in) provided by financing activities.........   (223,772)    391,701    (123,533)
Effect of exchange rate changes on cash.....................       (148)          6         (35)
                                                              ---------   ---------   ---------
(Decrease) increase in cash and cash equivalents............     (9,539)    (58,829)     69,829
Cash and cash equivalents at beginning of year..............     19,367      78,196       8,367
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year....................  $   9,828   $  19,367   $  78,196
                                                              =========   =========   =========

          See accompanying notes to consolidated financial statements.

                          GALILEO INTERNATIONAL, INC.
       (FORMERLY GALILEO INTERNATIONAL PARTNERSHIP THROUGH JULY 30, 1997)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              SPECIAL
                                                              VOTING              ADDITIONAL              UNAMORTIZED
                                                 PARTNERS'   PREFERRED   COMMON    PAID-IN     RETAINED    RESTRICTED
                                                  CAPITAL      STOCK     STOCK     CAPITAL     EARNINGS   STOCK GRANTS
                                                 ---------   ---------   ------   ----------   --------   ------------
Balance at December 31, 1995...................  $ 137,316   $     --    $  --     $     --    $    --      $    --
Comprehensive income:
 Net income....................................    165,216         --       --           --         --           --
 Foreign currency translation adjustments......         --         --       --           --         --           --
Comprehensive income...........................
Distributions to partners......................    (36,599)        --       --           --         --           --
                                                 ---------   --------    ------    --------    --------     -------
Balance at December 31, 1996...................    265,933         --       --           --         --           --
Comprehensive income prior to the Merger:
 Net income prior to the Merger................    136,517         --       --           --         --           --
 Foreign currency translation adjustments prior
   to the Merger...............................         --         --       --           --         --           --
Comprehensive income prior to the Merger.......
Distributions to partners......................   (112,150)        --       --           --         --           --
Conversion of partners' net investment into
 common stock and special voting preferred
 stock, 88,000,000 and 7 shares,
 respectively..................................   (290,300)        --      880      279,568         --           --
Issuance of 16,799,700 shares of common stock
 in initial public offering....................         --         --      168      384,120         --           --
Comprehensive income subsequent to the Merger:
 Net income subsequent to the Merger...........         --         --       --           --     25,120           --
 Foreign currency translation adjustments
   subsequent to the Merger....................         --         --       --           --         --           --
Comprehensive income subsequent to the
 Merger........................................
Dividends paid ($.06 per share)................         --         --       --           --     (6,288)          --
                                                 ---------   --------    ------    --------    --------     -------
Balance at December 31, 1997...................         --         --    1,048      663,688     18,832           --
Comprehensive income:
 Net income....................................         --         --       --           --    195,614           --
 Foreign currency translation adjustments......         --         --       --           --         --           --
Comprehensive income...........................
Issuance of 97,900 shares of restricted
 stock.........................................         --         --        1        3,991         --       (3,992)
Amortization of restricted stock grants........         --         --       --           --         --          433
Issuance of 33,150 shares of common stock under
 employee stock option plans...................         --         --       --          787         --           --
Repurchase of 169,100 shares of common stock
 for treasury..................................         --         --       --           --         --           --
Dividends paid ($0.285 per share)..............         --         --       --           --    (29,871)          --
                                                 ---------   --------    ------    --------    --------     -------
Balance at December 31, 1998...................  $      --   $     --    $1,049    $668,466    $184,575     $(3,559)
                                                 =========   ========    ======    ========    ========     =======

                                                  ACCUMULATED
                                                     OTHER
                                                 COMPREHENSIVE   TREASURY
                                                    INCOME        STOCK       TOTAL
                                                 -------------   --------   ---------
Balance at December 31, 1995...................    $ (7,763)     $    --    $ 129,553
Comprehensive income:
 Net income....................................          --           --      165,216
 Foreign currency translation adjustments......      (2,795)          --       (2,795)
                                                                            ---------
Comprehensive income...........................                               162,421
Distributions to partners......................          --           --      (36,599)
                                                   --------      -------    ---------
Balance at December 31, 1996...................     (10,558)          --      255,375
Comprehensive income prior to the Merger:
 Net income prior to the Merger................          --           --      136,517
 Foreign currency translation adjustments prior
   to the Merger...............................         706           --          706
                                                                            ---------
Comprehensive income prior to the Merger.......                               137,223
Distributions to partners......................          --           --     (112,150)
Conversion of partners' net investment into
 common stock and special voting preferred
 stock, 88,000,000 and 7 shares,
 respectively..................................       9,852           --           --
Issuance of 16,799,700 shares of common stock
 in initial public offering....................          --           --      384,288
Comprehensive income subsequent to the Merger:
 Net income subsequent to the Merger...........          --           --       25,120
 Foreign currency translation adjustments
   subsequent to the Merger....................         128           --          128
                                                                            ---------
Comprehensive income subsequent to the
 Merger........................................                                25,248
Dividends paid ($.06 per share)................          --           --       (6,288)
                                                   --------      -------    ---------
Balance at December 31, 1997...................         128           --      683,696
Comprehensive income:
 Net income....................................          --           --      195,614
 Foreign currency translation adjustments......      (1,267)          --       (1,267)
                                                                            ---------
Comprehensive income...........................                               194,347
Issuance of 97,900 shares of restricted
 stock.........................................          --           --           --
Amortization of restricted stock grants........          --           --          433
Issuance of 33,150 shares of common stock under
 employee stock option plans...................          --           --          787
Repurchase of 169,100 shares of common stock
 for treasury..................................          --       (6,765)      (6,765)
Dividends paid ($0.285 per share)..............          --           --      (29,871)
                                                   --------      -------    ---------
Balance at December 31, 1998...................    $ (1,139)     $(6,765)   $ 842,627
                                                   ========      =======    =========

          See accompanying notes to consolidated financial statements.

                          GALILEO INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1.  SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

     Galileo International, Inc. (the "Company"), formerly Galileo International Partnership, is one of the world's leading providers of electronic global distribution services for the travel industry utilizing a computerized reservation system ("CRS"). The Company provides travel agencies and other subscribers with the ability to access schedule and fare information, book reservations and issue tickets for airlines. The Company also provides subscribers with information and booking capability covering car rental companies and hotel properties throughout the world. The Company distributes its products in 104 countries on six continents.

Principles of Consolidation and Business Acquisitions

     The consolidated financial statements include the accounts of Galileo International, Inc. and all majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

     Effective July 30, 1997, Galileo International Partnership merged into a wholly owned limited liability company subsidiary of Galileo International, Inc. (the "Merger"). References to the Company mean, at all times prior to the time of the Merger, Galileo International Partnership and its consolidated subsidiaries and, at all times thereafter, Galileo International, Inc. and its consolidated subsidiaries. In connection with the Merger, the Company effected an initial public offering of its Common Stock, par value $.01 per share (the "Common Stock") at an initial public offering price of $24.50 per share resulting in net proceeds to the Company, after exercise of the underwriters' over-allotment option, of $384,288 after deducting underwriting discounts, commissions and other expenses (the "Offering").

     During 1998, the Company acquired a Florida based airline information systems company, S. D. Shepherd Systems, Inc. ("Shepherd Systems") and two national distribution companies: Galileo Nordiska AB ("Nordiska") and Galileo Canada Distributions Systems, Inc. ("Galileo Canada"). Nordiska, Galileo Canada and Shepherd Systems were acquired on January 1, June 1 and November 19, 1998 at purchase prices of $2,066, $34,392 and $16,740, respectively. In connection with the acquisitions, the Company also incurred expenses of $811, which have been accounted for as part of the purchase prices. The Company accounted for the acquisitions using the purchase method of accounting. Accordingly, the costs of the acquisitions were allocated to the assets acquired and liabilities assumed based on their respective fair values. Goodwill related to the cost of the acquisitions is being amortized over 10 to 25 years and is included in cost of operations expenses. The results of operations and cash flows of the acquired companies have been consolidated with those of the Company from the date of each acquisition. In connection with the acquisition of Galileo Canada, the Company incurred $34,392 of debt under a five-year term loan agreement. The aggregate impact of the acquisitions in 1998 was immaterial.

     During 1997, the Company acquired three national distribution companies (the "NDC Acquisitions"): Apollo Travel Services Partnership ("ATS"), Traviswiss AG ("Traviswiss") and Galileo Nederland BV ("Galileo Nederland"), (ATS and Traviswiss were acquired on July 30, 1997 and Galileo Nederland on September 17,
1997) at purchase prices of $700,000, $8,502 and $2,000, respectively. In connection with the NDC Acquisitions, the Company also incurred expenses of $4,193, which have been accounted for as part of the purchase prices. The Company accounted for the NDC Acquisitions using the purchase method of accounting. Accordingly, the costs of the NDC Acquisitions were allocated to

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

the assets acquired and liabilities assumed based on their respective fair values. Goodwill related to the cost of the NDC Acquisitions is being amortized over 25 years and is included in cost of operations expenses. The results of operations and cash flows of the acquired NDCs have been consolidated with those of the Company from the date of each acquisition. In connection with the NDC Acquisitions, the Company incurred $340,000, net, of debt under a five-year credit agreement.

     In connection with the acquisitions of Traviswiss and Galileo Nederland, the Company terminated certain revenue sharing obligations in exchange for agreements to pay SAirGroup and KLM Royal Dutch Airlines ("KLM"), in four annual installments beginning on the acquisition dates, a total of $22,400 and $14,800, respectively. The remaining liability was $21,200 at December 31, 1998. The related intangible asset of $37,200 is being amortized over 17 years.

Uses of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

     The Company uses the U.S. dollar for financial reporting purposes as substantially all of the Company's billings are in U.S. dollars. The balance sheets of the Company's foreign subsidiaries are translated into U.S. dollars using the balance sheet date exchange rate, and revenues and expenses are translated using the average exchange rate. The resulting translation gains and losses are recorded as a separate component of stockholders' equity. Foreign currency transaction gains and losses are reflected in the consolidated statements of income.

Cash and Cash Equivalents

     Cash in excess of operating requirements is invested daily in liquid, income-producing investments, having maturities of three months or less. The carrying amounts reported on the balance sheet for cash equivalents include cost and accrued interest, which approximate fair value.

Fair Value of Financial Instruments

     The Company's financial instruments are valued at their carrying amounts, which, except for derivative financial instruments, are reasonable estimates of fair value due to the relatively short period to maturity of the instruments, or variable interest rates, in the case of long-term debt.

Allowance for Doubtful Accounts Receivable

     The allowance for doubtful accounts receivable was $13,747, $22,012 and $14,747 at December 31, 1998, 1997 and 1996, respectively. Provisions for bad debts were $(3,862), $4,219 and $5,671 for the years ended December 31, 1998, 1997 and 1996, respectively. Write-offs of uncollectible accounts, net of recoverables and allowance adjustments, were $5,124, $652 and $2,637 for the years ended December 31, 1998, 1997 and 1996, respectively. The 1998 provision includes a $7,548 recovery settlement related to a contractual dispute from a prior year.

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

Accounting for the Impairment of Long-Lived Assets

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement 121"), requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Statement 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The carrying amount of the Company's long-lived assets at December 31, 1998 and 1997 primarily represents the original amounts invested less the recorded depreciation and amortization. Management believes the carrying amount of these investments is not impaired.

Property and Equipment

     Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives of the assets:

Buildings and improvements..................................  5-35 years
Equipment...................................................  3-10 years

Depreciation expense for the years ended December 31, 1998, 1997 and 1996 was $83,724, $54,591 and $31,533, respectively.

Computer Software

     Effective January 1, 1998, the Company adopted the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, certain costs to develop internal-use computer software are being capitalized. Prior to 1998, the Company capitalized certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." The ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to certain external factors, including but not limited to, estimated economic life and changes in software and hardware technology.

     Computer software consists principally of purchased computer software and capitalized computer software development costs. Amortization is provided on a straight-line method over estimated useful lives of 3-10 years. Amortization expense for the years ended December 31, 1998, 1997 and 1996 was $52,688, $62,820 and $47,611, respectively.

Intangible Assets

     Intangible assets are amortized on the straight-line method over the following useful lives:

Customer list...............................................     17 years
Goodwill....................................................  10-25 years
Other.......................................................   8-17 years

     The Company assesses the recoverability of these intangible assets by determining whether the carrying amount of the assets are recoverable over their remaining lives. Amortization expense for the years ended December 31, 1998 and 1997 was $35,692 and $14,356, respectively.

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

Revenue Recognition

     Fees are charged to airline, car rental, hotel and other travel vendors for bookings made through the Company's CRS and are dependent upon the level and usage of functionality within the CRS at which the vendor participates. Booking fee revenue is recognized at the time the reservation is made for air bookings, at the time of pick-up for car bookings, and at the time of check-out for hotel bookings.

Research and Development

     Research and development costs, excluding amortization of computer software, are expensed as incurred and were $4,786, $8,550 and $8,185 for the years ended December 31, 1998, 1997 and 1996, respectively.

Derivative Financial Instruments

     In the normal course of business, portions of the Company's expenses are subject to fluctuations in currency values and interest rates. The Company addresses these risks through a controlled program of risk management that includes the use of derivative financial instruments. To some degree, the Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management does not expect any counterparties to fail to meet their obligations given their high credit ratings. The Company does not hold or issue financial instruments for trading purposes.

     The Company enters into foreign exchange forward contracts to manage exposure to fluctuations in foreign exchange rates related to the funding of its United Kingdom and Canadian operations. The Company accounts for such contracts by recording any unrealized gains or losses in income each reporting period. At December 31, 1998, the Company had entered into foreign exchange forward contracts which provide for purchases of GBP 11,500 and CAD 20,000 at various dates throughout 1999. At December 31, 1998 and 1997, the notional principal amounts of outstanding forward contracts were $31,323 and $62,421, respectively. The fair value of outstanding forward contracts at December 31, 1998 and 1997 was $821 and $1,417, respectively.

     The Company has also entered into interest rate swap agreements to convert portions of its variable rate debt to fixed rate. The Company accounts for its interest rate swap agreements as a hedge of its interest rate exposure. See Note 4 for further information regarding the Company's interest rate agreements.

Income Taxes

     In 1998 and subsequent to the Merger in 1997, the Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     Prior to the Merger in 1997, the Company operated in the form of a partnership and accordingly the Company's income tax liabilities were the responsibility of its partners.

Earnings per Share

     Basic earnings per share data for the year ended December 31, 1998 is calculated based on the weighted average shares outstanding for the period. Diluted earnings per share is calculated as if the Company had additional Common Stock outstanding from the beginning of the year or the date of grant for all dilutive stock options, net of assumed repurchased shares using the treasury stock method. This resulted in an increase in the weighted average number of shares outstanding for the year ended December 31, 1998 of 389,959.

     Pro forma basic earnings per share data for 1997 and 1996 is calculated as though (i) the partners' capital was converted in the Merger into 88,000,000 shares of Common Stock as of January 1, 1996 and the 16,799,700 shares issued to the public were outstanding from July 30, 1997, and (ii) the Company had operated in a corporate form effective as of January 1, 1996 and accordingly was subject to federal and state income taxes.

     Pro forma diluted earnings per share data for 1997 is calculated as if the Company's dilutive stock options were outstanding from July 30, 1997, net of assumed repurchased shares using the treasury stock method, causing a 24,324 increase in the weighted average number of shares outstanding in 1997.

2.  TRANSACTIONS WITH AFFILIATES

     Prior to the Merger, for financial reporting purposes, affiliates were considered to be all airline owners of Galileo International Partnership, with individual ownership percentages ranging from 38.0% to 0.1%. Subsequent to the Offering, the airline stockholders, in aggregate, own 64.9% of the Company's outstanding Common Stock, with only United Air Lines, Inc. ("United Airlines") and KLM deemed to be affiliates due to indirect ownership, individually, greater than 10% of the Company's outstanding Common Stock.

     The Company recognized electronic global distribution services revenues, primarily in the form of booking fees, from affiliates totaling $170,346 for the year ended December 31, 1998, $63,820 for the five months ended December 31, 1997, $236,015 for the seven months ended July 30, 1997 and, $355,535 for the year ended December 31, 1996. The Company also received information services revenues from affiliates totaling $128,839 for the year ended December 31, 1998, $50,126 for the five months ended December 31, 1997, $19,805 for the seven months ended July 30, 1997 and, $34,335 for the year ended December 31, 1996. Total revenues from United Airlines of approximately $269,942, $209,106 and $164,179 were greater than 10% of the Company's revenues for the years ended December 31, 1998, 1997 and 1996, respectively.

     The Company, in the ordinary course of business, purchases services from affiliates. Services purchased from affiliates and classified within cost of operations in the accompanying consolidated statements of income totaled zero for the year ended December 31, 1998, zero for the five months ended December 31, 1997, $2,051 for the seven months ended July 30, 1997 and, $14,232 for the year ended December 31, 1996. Services purchased from affiliates and classified within commissions, selling and administrative expenses totaled $15,623 for the year ended December 31, 1998, $5,399 for the five months ended December 31, 1997, $267,935 for the seven months ended July 30, 1997 and $424,536 for the year ended December 31, 1996.

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     At the time of the Merger, the Company entered into Computer Services Agreements with certain airline stockholders pursuant to which the Company provides certain fares quotation services, internal reservation services, other internal management services and software development services. The Company will provide the fares quotation services under existing pricing arrangements for a period of approximately five years. The Company will provide the remaining above mentioned services to United Airlines for a minimum period of four years from the date of the Offering for the internal reservation services and a minimum of two years from the date of the Offering for the internal management services, generally at prices in effect immediately prior to the Offering, which are based upon a fully allocated cost methodology. The software development services will be provided to United Airlines for a minimum of six years from the date of the Offering at prices based upon a fully allocated cost methodology.

3.  LEASES AND COMMITMENTS

     The Company leases various office facilities and equipment under operating leases with remaining terms of up to 15 years. Rental expense under operating leases was $25,756, $24,493 and $23,935 for the years ended December 31, 1998, 1997 and 1996, respectively.

     The Company also leases data processing equipment under capital leases. Equipment, at cost, includes $26,027, $25,969 and $21,930 relating to capital leases at December 31, 1998, 1997 and 1996, respectively. Accumulated depreciation includes $21,842, $15,616 and $8,831 relating to capital leases at December 31, 1998, 1997 and 1996, respectively, with lease amortization included in depreciation expense.

     During 1996, the Company issued a letter of credit in exchange for the refund of a $40,461 lease deposit held by the lessor of the Company's United Kingdom facility.

     Future minimum lease payments under capital leases and noncancelable operating leases at December 31, 1998 are as follows:

                                                             CAPITAL    OPERATING
                                                             -------    ---------
1999.......................................................  $ 7,478    $ 22,057
2000.......................................................    6,698      15,898
2001.......................................................    6,698      11,580
2002.......................................................    6,698       8,528
2003.......................................................    6,698       8,238
Thereafter.................................................       --      33,304
                                                             -------    --------
Total minimum lease payments...............................   34,270      99,605
Less sublease income.......................................       --     (17,020)
                                                                        --------
Net rental payments........................................             $ 82,585
                                                                        ========
Less amount representing interest..........................   (5,542)
                                                             -------
Present value of future minimum lease payments.............   28,728
Current portion of present value of future minimum lease
  payments.................................................    5,976
                                                             -------
Long-term portion of present value of future minimum lease
  payments.................................................  $22,752
                                                             =======

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

4.  LONG-TERM DEBT

     Outstanding long-term debt consists of the following at December 31, 1998 and 1997:

                                                              1998        1997
                                                             -------    --------
Five-year revolving credit agreement.......................  $35,000    $250,000
Term loan..................................................   34,392          --
Other......................................................      128          --
                                                             -------    --------
                                                              69,520     250,000
Less current portion of long-term debt.....................       --          --
                                                             -------    --------
Long-term debt.............................................  $69,520    $250,000
                                                             =======    ========

     On June 5, 1998, in connection with the acquisition of Galileo Canada, the Company incurred $34,392 of debt under a five-year term loan agreement (the "Term Loan"). In addition, on June 5, 1998, the Company entered into an interest rate swap agreement for a notional amount of $34,392 to fix the effective interest rate of the Term Loan until maturity in June 2003. At December 31, 1998, the notional interest rate on the Term Loan was 5.55% and the effective interest rate was 6.17%. The Term Loan requires quarterly interest payments throughout the five-year term.

     The Company is party to a $200,000 364-day credit agreement and a $400,000 five-year credit agreement (collectively, the "Credit Agreements") with a group of banks. Facility fees range from 5.5 to 15.0 basis points under the 364-day credit agreement and from 8.0 to 22.5 basis points under the five-year credit agreement. Interest on the borrowings may be either Base rate, CD rate or Euro-dollar rate based and is reset in six month intervals. At December 31, 1998, the nominal interest rate for loans outstanding under the Credit Agreements was 5.58%.

     At December 31, 1998, borrowings totaled $35,000 under the five-year credit agreement with no required repayments until maturity in July 2002 and the balance outstanding on the Term Loan was $34,392, with no required repayments until maturity in June 2003. No amounts were outstanding under the 364-day credit agreement.

     The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its outstanding borrowings. At December 31, 1998 and 1997, the Company had outstanding interest rate swap agreements having a total notional value of $34,392 and $89,009, respectively, with fixed interest rates averaging 5.87% and 5.03%, respectively. The fair value of outstanding swap agreements at December 31, 1998 and 1997 was $(979) and $547, respectively. For the years ended December 31, 1998, 1997 and 1996, the effective interest rate on the Company's outstanding debt under the Term Loan and Credit Agreements was 5.89%, 5.31% and 5.73%, respectively.

     Total interest, including interest under capital leases, of $11,876, $12,266 and $11,307 was incurred for the years ended December 31, 1998, 1997 and 1996, respectively.

5.  EMPLOYEE PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company has defined benefit pension plans and other postretirement benefit plans that cover substantially all U.S. employees. Other benefits include health care benefits provided to retired U.S. employees and retiree flight benefits provided to certain former United Airlines employees. The Company has no significant postretirement health care benefit plans outside of the United States. The

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

majority of its U.S. employees may become eligible for these benefits if they reach normal retirement age while working for the Company.

     The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets for the years ending December 31, 1998 and 1997, and a statement of the funded status as of December 31, 1998 and 1997:

                                                 PENSION BENEFITS       OTHER BENEFITS
                                                -------------------   -------------------
                                                  1998       1997       1998       1997
                                                --------   --------   --------   --------
Reconciliation of benefit obligation
Obligation at January 1.......................  $ 90,304   $ 42,707   $ 40,120   $ 21,497
Service cost..................................     6,964      4,541      1,910      1,337
Interest cost.................................     7,178      4,654      2,733      2,062
Plan amendments...............................        --         --     (1,613)        --
Actuarial (gain) loss.........................    10,388      1,507        538       (323)
Acquisitions..................................        --     38,017         --     15,767
Benefit payments..............................    (1,404)    (1,122)      (272)      (220)
                                                --------   --------   --------   --------
Obligation at December 31.....................  $113,430   $ 90,304   $ 43,416   $ 40,120
                                                ========   ========   ========   ========
Reconciliation of fair value of plan assets
Fair value of plan assets at January 1........  $ 79,781   $ 34,768   $     --   $     --
Actual return on plan assets..................    21,362      9,381         --         --
Acquisitions..................................        --     32,531         --         --
Employer contributions........................        18      4,223        272        220
Benefit payments..............................    (1,404)    (1,122)      (272)      (220)
                                                --------   --------   --------   --------
Fair value of plan assets at December 31......  $ 99,757   $ 79,781   $     --   $     --
                                                ========   ========   ========   ========
Funded status
Funded status at December 31..................  $(13,673)  $(10,523)  $(43,416)   (40,120)
Unrecognized transition obligation............     2,239      2,487         --         --
Unrecognized prior-service cost...............     2,961      3,324     (1,455)        --
Unrecognized (gain) loss......................    (7,195)    (3,705)     4,776      4,138
                                                --------   --------   --------   --------
Net amount recognized.........................  $(15,668)  $ (8,417)  $(40,095)  $(35,982)
                                                ========   ========   ========   ========

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following table provides the amounts recognized in the consolidated balance sheets as of December 31, 1998 and 1997:

                                               PENSION BENEFITS         OTHER BENEFITS
                                              -------------------    --------------------
                                                1998       1997        1998        1997
                                              --------    -------    --------    --------
Accrued benefit liability...................  $(15,668)   $(8,417)   $(40,095)   $(35,982)
Additional minimum liability................      (129)      (219)         --          --
Intangible asset............................       129        219          --          --
                                              --------    -------    --------    --------
Net amount recognized.......................  $(15,668)   $(8,417)   $(40,095)   $(35,982)
                                              ========    =======    ========    ========

     The Company's nonqualified pension plan was the only pension plan with an accumulated benefit obligation in excess of plan assets. The plan's accumulated benefit obligation was $604 and $403 at December 31, 1998 and 1997, respectively. There are no plan assets in the nonqualified plan due to the nature of the plan. The Company's plans for postretirement benefits other than pensions also have no plan assets. The aggregate benefit obligation for those plans was $43,416 and $40,120 as of December 31, 1998 and 1997, respectively.

     The following table provides the components of net periodic benefit cost for the plans for years ended December 31, 1998, 1997 and 1996:

                                               PENSION BENEFITS              OTHER BENEFITS
                                          ---------------------------   ------------------------
                                           1998      1997      1996      1998     1997     1996
                                          -------   -------   -------   ------   ------   ------
Service cost............................  $ 6,964   $ 4,541   $ 3,725   $1,910   $1,337   $1,169
Interest cost...........................    7,178     4,654     3,093    2,733    2,062    1,542
Expected return on plan assets..........   (7,500)   (4,748)   (2,526)      --       --       --
Amortization of transition obligation...      249       249       249       --       --       --
Amortization of prior-service cost......      582       581       524     (259)      --       --
Amortization of net (gain) loss.........       16       (11)       55       --       51      274
                                          -------   -------   -------   ------   ------   ------
Net periodic benefit cost...............    7,489     5,266     5,120    4,384    3,450    2,985
Settlement gain.........................       --      (157)       --       --       --       --
                                          -------   -------   -------   ------   ------   ------
Net periodic benefit cost after
  settlements...........................  $ 7,489   $ 5,109   $ 5,120   $4,384   $3,450   $2,985
                                          =======   =======   =======   ======   ======   ======

     The prior-service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                                      PENSION BENEFITS      OTHER BENEFITS
                                                      ----------------      --------------
                                                      1998       1997       1998      1997
                                                      -----      -----      ----      ----
Weighted-average assumptions as of December 31:
  Discount rate.....................................  6.75%      7.25%      6.75%     7.25%
  Expected return on plan assets....................  9.50%      9.50%      N/A       N/A
  Rate of compensation increase.....................  4.00%      4.25%      N/A       N/A

     The health care trend rate used to determine the accumulated postretirement benefit obligation was 11% for 1998, decreasing by 1% each year until reaching 4% for the year 2005 and beyond.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

                                                              1% INCREASE    1% DECREASE
                                                              -----------    -----------
Effect on total of service and interest cost components of
  net periodic postretirement health care benefit cost......     $ 44           $ (72)
Effect on the health care component of the accumulated
  postretirement benefit obligation.........................      526            (814)

     The Company has a defined contribution pension plan covering a majority of the United Kingdom employees which requires the Company to annually contribute 10% of eligible employee compensation on behalf of each participant. The Company's contributions to the plan were $2,319, $2,410 and $2,289 during the years ended December 31, 1998, 1997 and 1996, respectively.

     The Company offers its U.S.-based employees a 401(k) savings plan. Employees can elect to contribute pretax earnings, as limited by the Internal Revenue Code, to their account and can determine how the money is invested from a selection of options offered by the Company. The Company's contributions, matching participating employees up to a designated level, were $2,705, $1,982 and $1,983 during the years ended December 31, 1998, 1997 and 1996, respectively.

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

6.  GEOGRAPHIC AND SEGMENT INFORMATION

     The Company derives substantially all of its revenues from the global travel industry. The location of the travel agent making the booking determines the geographic region credited with the related revenues. Data relating to the Company's operations by geographic area is set forth below:

                                                     UNITED STATES     OTHER
                                                        MARKET        MARKETS       TOTAL
                                                     -------------    --------    ----------
1998
Revenues...........................................    $588,312       $754,393    $1,342,705
Identifiable assets................................     162,912         32,057       194,969
1997
Revenues...........................................     536,218        643,896     1,180,114
Identifiable assets................................     160,719         28,462       189,181
1996
Revenues...........................................     498,522        552,113     1,050,635
Identifiable assets................................      82,477         23,721       106,198

     Revenues consist of electronic global distribution revenues only. No country outside the United States contributes more than 10% of revenue or had more than 10% of identifiable assets in any of the years presented. Providing geographic area data for information services revenues would be impracticable.

7.  SPECIAL CHARGES

     The Company recorded special charges of $26,460 ($15,902 after tax) during the year ended December 31, 1998 related to a strategic realignment of the Company's operations in the United Kingdom and, to a lesser degree, other realignments within the Company. These special charges were comprised primarily of $15,025 in severance costs related to termination of 399 employees, primarily in the development and marketing groups, and $11,435 of other costs, principally related to the closing of the remaining Swindon, United Kingdom facilities. As of December 31, 1998, $54 of severance costs have been paid and charged against the liability and 10 employees have been terminated. The Company expects the realignment activities to be substantially complete in 1999. Also related to the closing of Swindon, United Kingdom facilities, in 1993 the Company, formerly Covia Partnership, combined with The Galileo Company Ltd. and consolidated its two data center facilities resulting in the closing of the Swindon, United Kingdom data center. In connection therewith, the estimated cost of the consolidation was charged to expense. At December 31, 1998 and 1997, the estimated remaining liabilities for all of the above mentioned restructuring activities, principally related to Swindon, United Kingdom severance costs and facility closure costs, were $44,115 and $20,908, respectively, and are included in the accompanying consolidated balance sheets.

     The Company recorded special charges of $20,111 ($12,099 after tax) during the year ended December 31, 1997 related to the integration of the NDCs acquired in 1997 into the Company's operations. The special charges were comprised primarily of $12,315 in severance costs related to termination of 202 employees and $7,796 of other integration costs, principally related to the closing of duplicate facilities. As of December 31, 1998, $9,170 of severance costs have been paid and charged

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

against the liability and 108 employees have been terminated. The Company expects the integration activities to be complete in 1999. At December 31, 1998, the estimated remaining liability related to the integration was $3,414 and is included in the accompanying consolidated balance sheet.

8.  SUPPLEMENTAL INFORMATION

     Supplemental cash flow information and noncash investing and financing activities are as follows:

                                                     1998       1997       1996
                                                   --------    -------    -------
Supplemental cash flow information
  Cash paid during the period for:
     Interest....................................  $ 11,994    $12,786    $11,517
     Income taxes................................   123,508     32,001         --
Supplemental noncash investing and financing
  activities
  Capital lease obligations and accounts payable
     from acquisition of equipment...............  $    901    $ 7,295    $ 3,705

9.  INCOME TAXES

     For financial reporting purposes, income before income taxes includes the following components:

                                                   1998        1997        1996
                                                 --------    --------    --------
Domestic operations............................  $317,862    $198,071    $159,365
Foreign operations.............................     7,619       7,542       7,733
                                                 --------    --------    --------
Total net income before income taxes...........  $325,481    $205,613    $167,098
                                                 ========    ========    ========

     The provisions for income taxes consist of the following:

                                                               1998       1997
                                                             --------    -------
Current taxes:
  Federal..................................................  $112,799    $26,867
  State....................................................    20,803      5,317
  Foreign..................................................     1,432     (3,501)
                                                             --------    -------
     Total.................................................   135,034     28,683
Deferred taxes:
  Federal..................................................    (3,834)       (36)
  State....................................................    (1,333)        (6)
                                                             --------    -------
     Total.................................................    (5,167)       (42)
                                                             --------    -------
Provision for income taxes.................................  $129,867    $28,641
                                                             ========    =======

     No provision for U.S. federal and state income taxes was recorded prior to July 30, 1997, as such liability was the responsibility of the partners of Galileo International Partnership, rather than of the

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

Company. Certain of the Company's non-U.S. subsidiaries are subject to income taxes. As a result of the Merger, the Company recorded initial deferred income taxes of $15,335 to reflect the establishment of deferred tax assets and liabilities. The remaining provisions for income taxes for the year ended December 31, 1997 relate to the period subsequent to July 30, 1997.

     Deferred tax assets related to the Canada Acquisition were $1,765. Deferred tax assets (liabilities) are comprised of the following at December 31, 1998 and 1997:

                                                                1998        1997
                                                              --------    --------
Current:
  Special charges...........................................  $ 10,319    $     --
  Productivity payments.....................................     7,701       5,021
  Compensation accruals.....................................     6,639       6,045
  Bad debt reserves.........................................     4,352       7,294
  Other.....................................................     2,874         807
                                                              --------    --------
                                                              $ 31,885    $ 19,167
                                                              ========    ========
Noncurrent:
  Software amortization.....................................  $(69,036)   $(65,430)
  Postretirement medical and pension accruals...............    21,834      17,158
  Depreciation..............................................    17,169      11,552
  Other liabilities.........................................    (5,968)     (1,329)
  Facilities reserves.......................................     5,736       8,651
  Other assets..............................................     4,532       9,780
  Services agreements.......................................     3,610          --
  Rights agreements.........................................    (3,281)         --
                                                              --------    --------
                                                              $(25,404)   $(19,618)
                                                              ========    ========

     The effective tax rate on income before taxes differs from the U.S. statutory rate. The 1997 provision for income taxes is based on income earned for the period July 31 through December 31, 1997 of $67,627, and includes foreign tax expense incurred for the period January 1, 1997 through July 30,

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

1997 of $1,469. The following table reconciles the U.S. statutory rate with the effective rate for the years ended December 31, 1998 and 1997:

                                                               1998       1997
                                                             --------    -------
Tax at U.S. federal income tax rate........................  $113,918    $23,669
Increase (decrease) in taxes resulting from:
  State income taxes, net of U.S. federal income tax
     benefit...............................................    13,522      3,457
  Amortization of excess of cost over net assets acquired
     and related purchase accounting adjustments...........     2,111        880
  Tax effect of non-deductible expenses....................       344        175
  Foreign and U.S. tax effects attributable to foreign
     operations............................................       323        110
  Other....................................................      (351)       350
                                                             --------    -------
Taxes on income at effective rate..........................  $129,867    $28,641
                                                             ========    =======

     Undistributed earnings of the Company's corporate foreign subsidiaries amounted to approximately $3,401 at December 31, 1998. Those earnings are considered to be indefinitely reinvested, and accordingly, no provision for U.S. federal and state income taxes and foreign withholding taxes have been made. Upon distribution of those earnings, the company would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $240 would be payable upon remittance of all previously unremitted earnings at December 31, 1998.

10.  STOCKHOLDERS' EQUITY

Special Voting Preferred Stock

     The Company's Special Voting Preferred Stock (the "Special Preferred"), of which seven shares are authorized, issued and outstanding, permits, under certain circumstances, each holder of a share of Special Preferred to elect one director to the Company's Board of Directors. The Special Preferred shares do not provide the holder with any further stockholder voting privileges nor does the holder receive dividends on such shares. In the event of liquidation, dissolution or winding-up of the Company, holders of the Special Preferred are entitled to $100 per share, but holders are not entitled to any further payment. Substantial restrictions exist as to the transferability of the Special Preferred shares by the holders.

Preferred Stock

     The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of its authorized Preferred Stock into one or more series and to fix and determine the rights and qualifications, limitations or restrictions thereon of each such series, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges.

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

Common Stock

     Each share of Common Stock entitles the holder thereof to one vote in elections of directors and all other matters submitted to a vote of stockholders. Each share also has an equal and ratable right to receive dividends paid from the Company's assets, as and if declared by the Board of Directors.

Common Stock Held in Treasury

     The Board of Directors of the Company authorized the use of up to $100,000 to repurchase outstanding shares of Common Stock. The repurchased shares will be accumulated by the Company and held in treasury for the purpose of providing available shares for the Company's employee benefit plans, for possible resale in future public or private offerings, and for other general corporate purposes. The purchases will be funded through the Company's working capital. The amount, timing and price of purchases will depend on market conditions and other factors. The number of shares of Common Stock purchased was 169,100 in 1998.

Stock Incentive Plan

     During 1997, the Company adopted the 1997 Stock Incentive Plan (the "Plan"). The Plan, whose purpose is to attract, retain and motivate officers and other key employees and consultants of the Company, provides for the award of Common Stock in the form of stock options, stock appreciation rights, stock awards or such other forms as determined to be consistent with the purposes of the Plan. The Company granted employees, employed by the Company on the date of the closing of the Offering, options to purchase the Company's Common Stock. Such options vest in equal installments over a three-year period measured from the date of the Offering. In addition, the Company granted to senior management options to purchase the Company's Common Stock, which vest in equal installments over a five-year period. All of the foregoing options have a ten-year term.

     During 1998, the Company granted each employee, employed by the Company on the date of grant, options to purchase shares of the Company's Common Stock. In addition, the Company granted senior management and other key employees options to purchase the Company's Common Stock. All of the foregoing options vest in equal installments over a three-year period measured from the date of grant and have a ten-year term, except for options granted to the Company's President and Chief Executive Officer, which vest in equal installments over a five-year period and have a nine-year term.

     An aggregate of 8,140,000 shares of Common Stock are reserved for issuance under the Plan. The number of shares available for issuance under the Plan will be proportionately adjusted in the event of certain changes in the Company's capitalization or a similar transaction. Shares issued pursuant to the Plan may be authorized but unissued shares, treasury shares or any combination thereof.

     The Company also adopted the 1997 Non-Employee Director Stock Plan (the "Director Plan") to retain the services of qualified individuals who are not employees of the Company to serve as members of the Board of Directors. The Director Plan authorizes awards of options, based on the director's term, which generally vest six months after the date of grant, have an exercise price equal to the fair market value at the date of grant, and expire ten years from date of grant. Directors who are employees of an airline stockholder will receive, in lieu of such options, a cash payment equal to the value of the option calculated on the basis of the Black-Scholes option valuation model. An aggregate of 500,000 shares of Common Stock are reserved for issuance under the Director Plan.

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

     During 1998, the Company's Board of Directors approved the issuance of 97,900 shares of restricted Common Stock to the Company's President and Chief Executive Officer. Half of these shares vest in equal installments over a five-year period from the date of grant and the remaining shares vest in equal installments over a four-year period beginning one year from the date of grant. During 1998, $433 of compensation cost for restricted shares was recognized in the financial statements.

     Stock option activity during 1998 and 1997 is as follows (number of shares in thousands):

                                                      1998                         1997
                                           --------------------------   --------------------------
                                                          WEIGHTED                     WEIGHTED
                                            NUMBER        AVERAGE        NUMBER        AVERAGE
                                           OF SHARES   EXERCISE PRICE   OF SHARES   EXERCISE PRICE
                                           ---------   --------------   ---------   --------------
Outstanding at January 1.................    1,064         $25.40            --         $   --
Granted..................................    1,889          40.75         1,107          25.37
Exercised................................      (33)         24.57            --             --
Forfeited................................      (96)         30.56           (43)         24.50
Expired..................................       --             --            --             --
                                             -----                        -----
Outstanding at December 31...............    2,824         $35.51         1,064         $25.40
                                             =====                        =====
Options exercisable at December 31.......      188          24.76            --             --
Weighted average fair value of options
  granted during the year................                  $14.53                       $ 6.73

     The following table summarizes information about stock options outstanding at December 31, 1998 (number of shares in thousands):

                         OPTIONS OUTSTANDING
            ---------------------------------------------      OPTIONS EXERCISABLE
                            WEIGHTED                        --------------------------
 RANGE OF                   AVERAGE           WEIGHTED                     WEIGHTED
 EXERCISE    NUMBER        REMAINING          AVERAGE        NUMBER        AVERAGE
  PRICES    OF SHARES   CONTRACTUAL LIFE   EXERCISE PRICE   OF SHARES   EXERCISE PRICE
 --------   ---------   ----------------   --------------   ---------   --------------
$24 to $29      971           8.6              $25.52          187          $24.69
$34 to $41    1,853           9.3               40.74            1           37.81
              -----                                            ---
$24 to $41    2,824           9.1               35.51          188           24.76
              =====                                            ===

     The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. The following table presents pro forma information had the Company determined compensation cost based on the fair

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation":

                                                              1998        1997
                                                            --------    --------
Valuation assumptions:
  Expected option term (years)............................       5.0         5.0
  Expected volatility.....................................      35.0%       25.0%
  Expected dividend yield.................................       1.0%        1.0%
  Risk-free interest rate.................................       5.0%        5.0%
Pro forma effects(1):
  Net income as reported..................................  $195,614    $161,637
  Pro forma effect........................................    (4,118)       (624)
                                                            --------    --------
  Net income as adjusted..................................  $191,496    $161,013
                                                            ========    ========
  Basic earnings per share as adjusted(2).................  $   1.83    $   1.29
                                                            ========    ========
  Diluted earnings per share as adjusted(2)...............  $   1.82    $   1.29
                                                            ========    ========

-------------------------

(1) Estimated using Black-Scholes option pricing model.

(2) Basic and diluted earnings per share as reported for 1997 are calculated using pro forma net income and weighted average number of shares outstanding as discussed in footnote 1.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

11.  COMMITMENTS & CONTINGENCIES

     The Company is involved in various matters of litigation as both plaintiff and defendant. In the opinion of management, none of these matters, individually or in the aggregate, if determined against the Company would have a material adverse effect on the business, consolidated financial condition or results of operations of the Company.

     In connection with the NDC Acquisitions and the acquisition of Galileo Canada, the Company entered into agreements (the "Services Agreements") with United Airlines, US Airways, Air Canada, SAirGroup, and KLM (collectively, the "Service Providers") to provide certain marketing services to the Company. During the sixth year (eighth year for a portion of Galileo Canada) following the effective date of the Services Agreements, the Company is contractually required to pay the Service Providers a fee of up to $232,000 (on a present value basis as of the date of the agreements), contingent upon improvements in the Company's airline booking fee revenue in the seller's respective territories over the five-year period immediately following the acquisitions, as measured by the annual price increase rate

                          GALILEO INTERNATIONAL, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

and over the five-year period (seven-year period in the case of Galileo Canada) immediately following the acquisitions, as measured by the annual air segment growth rate. The Company has currently estimated the probable future liabilities under the Service Agreements and is ratably recording these liabilities over the remaining contract periods. At December 31, 1998, the estimated liability related to the Services Agreements was $9,257 and is included in other noncurrent liabilities in the accompanying consolidated balance sheet.

     In connection with the Shepherd Systems Acquisition, the Company is contractually required to make additional payments up to an aggregate of $5,040, which have been accounted for as part of the purchase price. Payments are due ratably over the five calendar years commencing with the calendar year ending on December 31, 1999 and are based on a calculation of the relevant calendar year's annual cash flow of Shepherd Systems. At December 31, 1998, the liability related to these payments was $5,040 and is included in other noncurrent liabilities in the accompanying consolidated balance sheet.

12.  BUSINESS AND CREDIT CONCENTRATIONS

     The Company derives substantially all of its revenues from the travel industry. Accordingly, events affecting the travel industry, particularly airline travel and participating airlines, can significantly affect the Company's business, financial condition and results of operations.

     Travel agencies are the primary channel of distribution for the services offered by travel vendors. If the Company were to lose and not replace the bookings generated by any significant travel agencies, its business, financial condition and results of operations could be materially adversely affected.

                          GALILEO INTERNATIONAL, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               MARCH 31,     DECEMBER 31,
                                                                 1999            1998
                                                              -----------    ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   43,710      $    9,828
  Accounts receivable, net..................................     234,499         177,858
  Other current assets......................................      51,394          55,841
                                                              ----------      ----------
Total current assets........................................     329,603         243,527
Property and equipment, at cost:
  Land......................................................       6,470           6,470
  Buildings and improvements................................      77,638          77,210
  Equipment.................................................     398,994         392,299
                                                              ----------      ----------
                                                                 483,102         475,979
  Less accumulated depreciation.............................     304,619         281,010
                                                              ----------      ----------
Net property and equipment..................................     178,483         194,969
Computer software, net......................................     182,346         189,247
Intangible assets, net......................................     600,078         609,806
Other noncurrent assets.....................................      65,439          53,531
                                                              ----------      ----------
                                                              $1,355,949      $1,291,080
                                                              ==========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   40,639      $   46,901
  Accrued commissions.......................................      41,121          32,424
  Income taxes payable......................................      59,230          11,873
  Other accrued liabilities.................................     111,391         134,652
  Capital lease obligations, current portion................      25,743           5,976
                                                              ----------      ----------
Total current liabilities...................................     278,124         231,826
Pension and postretirement benefits.........................      59,328          55,982
Deferred tax liability......................................      22,182          25,404
Other noncurrent liabilities................................      48,535          42,969
Capital lease obligations, less current portion.............          --          22,752
Long-term debt..............................................      34,392          69,520
                                                              ----------      ----------
Total liabilities...........................................     442,561         448,453
Stockholders' equity:
  Special voting preferred stock: $.01 par value;
    7 shares authorized; 7 shares issued and outstanding....          --              --
  Preferred stock: $.01 par value; 25,000,000 shares
    authorized; no shares issued............................          --              --
  Common stock: $.01 par value; 250,000,000 shares
    authorized; 104,963,525 and 104,930,750 shares issued;
    104,794,425 and 104,761,650 shares outstanding..........       1,050           1,049
  Additional paid-in capital................................     669,257         668,466
  Retained earnings.........................................     254,729         184,575
  Unamortized restricted stock grants.......................      (3,360)         (3,559)
  Accumulated other comprehensive income....................      (1,523)         (1,139)
  Common stock held in treasury, at cost: 169,100 shares....      (6,765)         (6,765)
                                                              ----------      ----------
Total stockholders' equity..................................     913,388         842,627
                                                              ----------      ----------
                                                              $1,355,949      $1,291,080
                                                              ==========      ==========

     See accompanying notes to condensed consolidated financial statements.

                          GALILEO INTERNATIONAL, INC.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                  (UNAUDITED, IN THOUSANDS, EXCEPT SHARE DATA)

                                                                QUARTER ENDED MARCH 31,
                                                              ---------------------------
                                                                  1999           1998
                                                              ------------    -----------
Revenues:
  Electronic global distribution services...................  $    385,229    $   342,230
  Information services......................................        18,762         34,780
                                                              ------------    -----------
                                                                   403,991        377,010
Operating expenses:
  Cost of operations........................................       132,130        135,100
  Commissions, selling and administrative...................       151,045        135,631
                                                              ------------    -----------
                                                                   283,175        270,731
                                                              ------------    -----------
Operating income............................................       120,816        106,279
Other income (expense), net:
  Interest expense, net.....................................          (790)        (3,263)
  Other, net................................................         9,767            649
                                                              ------------    -----------
Income before income taxes..................................       129,793        103,665
Income taxes................................................        51,787         41,362
                                                              ------------    -----------
Net income..................................................  $     78,006    $    62,303
                                                              ============    ===========
Weighted average number of shares outstanding...............   104,683,986    104,799,700
                                                              ============    ===========
Basic earnings per share....................................  $       0.75    $      0.59
                                                              ============    ===========
Diluted weighted average number of shares outstanding.......   105,483,986    105,063,135
                                                              ============    ===========
Diluted earnings per share..................................  $       0.74    $      0.59
                                                              ============    ===========

     See accompanying notes to condensed consolidated financial statements.

                          GALILEO INTERNATIONAL, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)

                                                              QUARTER ENDED MARCH 31,
                                                              ------------------------
                                                                1999           1998
                                                              ---------      ---------
Operating activities:
  Net income................................................  $ 78,006       $ 62,303
  Adjustments to reconcile net income to net cash provided
     by operating activities:
       Depreciation and amortization........................    41,628         41,516
       (Gain) loss on sale of assets........................    (9,477)           141
       Deferred income taxes, net...........................       978            283
       Changes in operating assets and liabilities:
          Increase in accounts receivable, net..............   (57,317)       (55,849)
          (Increase) decrease in other current assets.......      (198)         2,313
          Increase in noncurrent assets.....................    (4,959)        (3,268)
          Increase in accounts payable and accrued
            commissions.....................................     3,118          6,940
          Decrease in accrued liabilities...................   (15,720)        (1,804)
          Increase in income taxes payable..................    47,456         40,296
          Increase in noncurrent liabilities................     8,552          1,723
                                                              --------       --------
Net cash provided by operating activities...................    92,067         94,594
Investing activities:
  Purchase of property and equipment........................   (11,174)       (18,598)
  Purchase and capitalization of computer software..........    (4,523)        (4,093)
  Proceeds on sale of assets................................     9,508          2,925
  Other investing activities................................    (7,274)            --
                                                              --------       --------
Net cash used in investing activities.......................   (13,463)       (19,766)
Financing activities:
  Borrowings under credit agreements........................    10,000             --
  Repayments under credit agreements........................   (45,128)       (30,000)
  Dividends paid to stockholders............................    (7,852)        (6,288)
  Payments of capital lease obligations.....................    (2,139)        (2,032)
  Proceeds from exercise of employee stock options, net.....       792             --
                                                              --------       --------
Net cash used in financing activities.......................   (44,327)       (38,320)
Effect of exchange rate changes on cash.....................      (395)          (182)
                                                              --------       --------
Increase in cash and cash equivalents.......................    33,882         36,326
Cash and cash equivalents at beginning of period............     9,828         19,367
                                                              --------       --------
Cash and cash equivalents at end of period..................  $ 43,710       $ 55,693
                                                              ========       ========

     See accompanying notes to condensed consolidated financial statements.

                          GALILEO INTERNATIONAL, INC.

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  (UNAUDITED, IN THOUSANDS, EXCEPT SHARE DATA)

                                   SPECIAL                                                     ACCUMULATED
                                   VOTING              ADDITIONAL              UNAMORTIZED        OTHER
                                  PREFERRED   COMMON    PAID-IN     RETAINED    RESTRICTED    COMPREHENSIVE   TREASURY
                                    STOCK     STOCK     CAPITAL     EARNINGS   STOCK GRANTS      INCOME        STOCK      TOTAL
                                  ---------   ------   ----------   --------   ------------   -------------   --------   --------
Balance at December 31, 1998....  $     --    $1,049    $668,466    $184,575     $(3,559)        $(1,139)     $(6,765)   $842,627
Comprehensive income:
 Net income.....................        --       --           --     78,006           --              --           --      78,006
 Other comprehensive income, net
   of tax:
   Unrealized holding losses on
     securities.................        --       --           --         --           --            (199)          --        (199)
   Foreign currency translation
     adjustments................        --       --           --         --           --            (185)          --        (185)
                                                                                                                         --------
 Other comprehensive income.....                                                                                             (384)
                                                                                                                         --------
Comprehensive income............                                                                                           77,622
Amortization of restricted stock
 grants.........................        --       --           --         --          199              --           --         199
Issuance of 32,775 shares of
 common stock under employee
 stock option plans.............        --        1          791         --           --              --           --         792
Dividends paid ($0.075 per
 share).........................        --       --           --     (7,852)          --              --           --      (7,852)
                                  --------    ------    --------    --------     -------         -------      -------    --------
Balance at March 31, 1999.......  $     --    $1,050    $669,257    $254,729     $(3,360)        $(1,523)     $(6,765)   $913,388
                                  ========    ======    ========    ========     =======         =======      =======    ========

     See accompanying notes to condensed consolidated financial statements.

                          GALILEO INTERNATIONAL, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The accompanying unaudited interim condensed consolidated financial statements of Galileo International, Inc. (the "Company") have been prepared pursuant to the rules of the Securities and Exchange Commission for quarterly reports on Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The information furnished herein includes all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented.

     The results of operations for the quarter ended March 31, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

     These financial statements should be read in conjunction with the audited financial statements and notes to the audited financial statements for the year ended December 31, 1998 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 22, 1999.

2.  BUSINESS ACQUISITIONS AND INVESTMENTS

     On November 19, 1998, the Company acquired S. D. Shepherd Systems, Inc. ("Shepherd Systems"), an airline information systems company, for $16.7 million. The Company also acquired two national distribution companies ("NDCs") during 1998. On June 1, 1998, Galileo Canada Distributions Systems, Inc. ("Galileo Canada") was purchased for $34.4 million and on January 1, 1998 Galileo Nordiska AB ("Nordiska) was purchased for $2.1 million. In connection with these acquisitions, the Company also incurred expenses of $0.8 million, which have been accounted for as part of the purchase prices. The Company accounted for these acquisitions using the purchase method of accounting. Accordingly, the costs of the acquisitions were allocated to the assets acquired and liabilities assumed based on their respective fair values. Goodwill and other intangible assets related to the cost of the acquisitions are being amortized over 6 to 25 years and are included in cost of operations expenses. The results of operations and cash flows of the acquired companies have been consolidated with those of the Company from the date of each acquisition. In connection with the acquisition of Galileo Canada, the Company incurred $34.4 million of debt under a five-year term loan agreement.

     During the quarter ended March 31, 1999, the Company acquired minority ownership equity positions in three technology-related companies for $7.3 million.

3.  EARNINGS PER SHARE

     Basic earnings per share for the quarters ended March 31, 1999 and 1998 is calculated based on the weighted average shares outstanding for each quarter. Diluted earnings per share is calculated as if the Company had additional common stock outstanding from the beginning of the year or the date of grant for all dilutive stock options, net of assumed repurchased shares using the treasury stock method. This resulted in an increase in the weighted average number of shares outstanding for the quarters ended March 31, 1999 and 1998 of 800,000 and 263,435, respectively.

4.  SPECIAL CHARGES

     The Company recorded special charges of $26.4 million ($15.9 million after tax) during the quarter ended December 31, 1998 related to a strategic realignment of the Company's operations in the United Kingdom and, to a lesser degree, other realignments within the Company. These special charges were comprised primarily of $15.0 million in severance costs related to the termination of 399 employees,

                          GALILEO INTERNATIONAL, INC.

primarily in the development and marketing groups, and $11.4 million of other costs, principally related to the closing of the remaining Swindon, United Kingdom facilities. As of March 31, 1999, $1.2 million of severance related costs have been paid and charged against the liability and 23 employees have been terminated. The Company expects the realignment activities to be substantially complete in 1999. In 1993, the Company, formerly Covia Partnership, combined with The Galileo Company Ltd. and consolidated its two data center facilities resulting in the closure of the Swindon, United Kingdom data center. In connection therewith, the estimated cost of the consolidation was charged to expense. At March 31, 1999 and December 31, 1998, the estimated remaining liabilities for all of the above mentioned restructuring activities were $35.5 million and $44.1 million, respectively, and are included in the accompanying condensed consolidated balance sheets.

     The Company recorded special charges of $20.1 million ($12.1 million after tax) during the year ended December 31, 1997 related to the integration of NDCs acquired in 1997 into the Company's operations. These special charges were comprised primarily of $12.3 million in severance costs related to the termination of 202 employees and $7.8 million of other integration costs, principally related to the closing of duplicate facilities. As of March 31, 1999, $9.4 million of severance related costs have been paid and charged against the liability and 121 employees have been terminated. The Company expects the integration activities to be complete in 1999. At March 31, 1999 and December 31, 1998, the estimated remaining liabilities related to the integration were $2.4 million and $3.4 million, respectively, and are included in the accompanying condensed consolidated balance sheets.

5.  STOCKHOLDERS' EQUITY

     During the quarter ended March 31, 1999, the Company accounted for a $0.3 million unrealized holding loss on available-for-sale marketable equity securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The after tax effect of $0.2 million is included as a separate component of Stockholders' Equity.

6.  SUBSEQUENT EVENTS

     On May 5, 1999, the Company filed a registration statement with the Securities and Exchange Commission relating to a proposed underwritten secondary offering of its common stock pursuant to its Registration Rights Agreement with its airline stockholders. The Company filed the registration statement as a result of a demand for registration made by one of its airline stockholders, a subsidiary of US Airways, Inc., that has requested the registration of all 7,000,400 shares of common stock it currently owns. Under the Registration Rights Agreement, the other airline stockholders have the right to participate in the registration initiated by the subsidiary of US Airways, subject to the ability of the managing underwriters of the offering to limit the number of other stockholders' shares that may be included in the registration. The airline stockholders controlled by United Airlines, KLM Royal Dutch Airlines, Alitalia and TAP Air Portugal have requested the inclusion in the offering of 17,500,000, 10,639,200, 1,500,000 and 88,000 shares, respectively, of common stock they currently own. The Company anticipates commencing the offering, which will be made only by means of a prospectus, during the second quarter of this year. The Company will not receive any proceeds from the offering.

     In addition, on April 29, 1999, the Board of Directors of the Company authorized an increase in the size of the Company's share repurchase program from $100.0 million to $500.0 million. The amount, timing and price of any repurchases of the Company's common stock will depend on market conditions and other factors.

                                 [GALILEO LOGO]